PO Box 281077
Nashville, TN 37228
615-476-1151
SteveMillslaw@gmail.com

August 21, 2025

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade and Services

Washington, DC 20549

Superstar Platforms Inc.

Registration Statement on Form 10-12G

Filed May I, 2025

File No. 000-56744

Dear Sir or Madam:

We are submitting this letter on behalf of Superstar Platforms Inc. ( “the Company”) in response to comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter on July 24, 2025 relating to the Company’s Registration Statement filed on Form 10-12g filed on May 1, 2025 with the file number 000-156744 and amended on July 8, 2025. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter. We are including as an attachment to this letter a copy of the Registration Statement that has been marked to show changes from the Registration Statement as originally filed.

Amendment No. 2 to Registration Statement on Form 10-12G filed July 8, 2025

Item 1A. Risk Factors

We note your revised disclosure in response to prior comment 3 and reissue. Please further revise the risk factors section to disclose the risks that are specific to you, your business operations, and your securities.

Current version:

Item 1A-Risk Factors

RISK FACTORS

An investment in our common stock is highly speculative and involves a high degree of risk. In determining whether to purchase Superstar Platforms Inc.’s common stock, an investor should carefully consider all the material risks described below, together with the other information contained in this report. An investor should only purchase Superstar Platforms Inc.’s securities if he or she can afford to suffer the loss of his or her entire investment.

General Business and Industry Risks

An inability to retain our senior management team would be detrimental to the success of our business.

We rely heavily on our senior management team; our ability to retain them is particularly important to our future success. Given the highly specialized nature of our services the senior management team must have a thorough understanding of our product and service offerings as well as the skills and experience necessary to manage an organization consisting of a diverse group of professionals and external parties. In addition, we rely on our senior management team to generate and market our business successfully in a crowded, complex, and legislatively bound marketplace. Further, our senior management’s personal reputation and relationships with our clients are a critical element in obtaining and maintaining client engagements. We will enter into non-solicitation agreements with our senior management team, and we will also enter into well-scoped non-competition agreements. If one or more members of our senior management team leave and we cannot replace them with a suitable candidate quickly, we could experience difficulty in securing and successfully completing engagements and managing our business properly, which could harm our business prospects and results of operations.

Our inability to hire and retain talented people in an industry where there is great competition for talent could have a serious negative effect on our prospects and results of operations.

 Superstar Platforms, is a company that seeks to own and control a diversified portfolio of subsidiaries across various industries. Growth will primarily be driven through strategic acquisitions. Currently Superstar Platforms owns PawnTrust— a specialized marketplace designed exclusively for the approximately 11,000 pawn shops across the country. The online marketplace (www.pawntrust.com) digitizes the inventory using advanced image recognition algorithms to automate item descriptions of the participating pawn shops and markets them on a national scale. The marketplace contains cutting-edge technology that streamlines the borrowing, buying, and bartering transactions typically found at a pawn shop. These enhancements let consumers experience a frictionless shopping experience on their mobile app that gives them instant access to this nationwide inventory of pawn shops. Not only does this provide a more efficient way for consumers to shop, eliminating the need to visit multiple stores, but it also amplifies the reach of individual pawn shop owners. By joining the PawnTrust- ‘Pawn Partners’ network, shop owners gain access to a broader audience, enhancing their visibility and sales opportunities. This innovative approach aligns customer convenience with business growth, reshaping how people interact with the pawn industry. Consumers that purchase items outside of their local area will have their items conveniently shipped to them. As the intermediary in each transaction, PawnTrust earns a fee on every item sold in the marketplace. Many of these local pawn shops lack an online presence or the capital to market their inventory on a national scale. By bridging this gap, PawnTrust opens opportunities for incremental sales from a wider buying base, effectively transforming the pawn shop and micro-lending industries. This model not only supports local businesses but also extends their reach, driving growth and innovation within the market. .Our success depends largely on our general ability to attract, develop, motivate, and retain highly skilled professionals. Further, we must successfully maintain the right mix of professionals with relevant experience and skill sets as we grow, as we expand into new service offerings, and as the market evolves. The loss of a considerable number of our professionals, the inability to attract, hire, develop, train, and retain additional skilled personnel, or the failure to maintain the right mix of professionals could have a serious negative effect on us, including our ability to manage, staff, and successfully complete our existing engagements and obtain new engagements. Qualified professionals are in great demand, and we face significant competition from both senior and junior professionals with the requisite credentials and experience. Our principal competition for talent comes from other pawnshops and consulting firms as well as from organizations seeking to staff their internal professional positions. Many of these competitors may be able to offer significantly greater compensation and benefits or more attractive lifestyle choices, career paths, or geographic locations than we do. Therefore, we may not be successful in attracting and retaining the skilled people we require to conduct and expand our operations successfully. Increasing competition for these revenue-generating professionals may also significantly increase our labor costs, which could negatively affect our margins and results of operations.

Additional hiring, departures, business acquisitions and dispositions could disrupt our operations, increase our costs, or otherwise harm our business.

Our business strategy is dependent in part upon our ability to grow by hiring individuals or groups of individuals and by acquiring complementary businesses. However, we may be unable to identify, hire, acquire, or successfully integrate new employees and acquired businesses without substantial expense, delay, or other operational or financial obstacles. From time to time, we will evaluate the total mix of products and services we provide, and we may conclude that businesses may not achieve the results we previously expected. Competition for future hiring and acquisition opportunities in our markets could increase the compensation we offer to potential employees or the prices we pay for businesses we wish to acquire. In addition, we may be unable to achieve the financial, operational, and other benefits we anticipate from any hiring or acquisition, as well as any disposition, including those we have completed so far. New acquisitions could also negatively impact existing practices and cause current employees to depart. Hiring additional employees or acquiring businesses could also involve several additional risks, including:

●	the diversion of management time, attention, and resources from managing and marketing our Company;

●	the failure to retain key acquired personnel or existing personnel who may view the acquisition unfavorably;

●	the potential loss of clients of acquired businesses;

●	the need to compensate new employees while they wait for their restrictive covenants with other institutions to expire;

●	the potential need to raise significant amounts of capital to finance a transaction or the potential issuance of equity securities that could be dilutive to our existing shareholders;

●	increased costs to improve, coordinate, or integrate managerial, operational, financial, and administrative systems;

●	the potential assumption of liabilities of an acquired business;

●	the inability to attain the expected synergies with an acquired business;

●	the usage of earn-outs based on the future performance of our business acquisitions may deter the acquired company from fully integrating into our existing business;

●	the perception of inequalities if diverse groups of employees are eligible for different benefits and incentives or are subject to different policies and programs; and

●	difficulties in integrating diverse backgrounds and experiences of consultants, including if we experience a The transition period for newly hired consultants results in a temporary drop in our utilization rates or margins.

Our intangible assets primarily consist of customer relationships, trade names, customer contracts, technology, and software. We evaluate our intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Determining the fair value of a reporting unit requires us to make significant judgments, estimates, and assumptions. While we believe that the estimates and assumptions underlying our valuation methodology are reasonable, these estimates and assumptions could have a significant impact on whether a non-cash goodwill impairment charge is recognized and the magnitude of any such charge. The results of an impairment analysis are as of a point in time. There is no assurance that the actual future earnings or cash flows of our reporting units will be consistent with our projections. We will monitor any changes to our assumptions and will evaluate goodwill as deemed warranted during future periods. Any significant decline in our operations could result in additional non-cash goodwill impairment charges.

Changes in capital markets, legal or regulatory requirements, and general economic or other factors beyond our control could reduce demand for our services, in which case our revenues and profitability could decline.

Several factors outside of our control affect demand for our services. These include:

●	fluctuations in the U.S. and world economies;

●	the U.S. or global financial markets and the availability, costs, and terms of credit;

●	changes in laws and regulations; and

●	other economic factors and general business conditions.

We are not able to predict the positive or negative effects that future events or changes to the U.S. or global economy, financial markets, or regulatory and business environment could have on our operations.

Changes in U.S. tax laws could have a material adverse effect on our business, cash flow, results of operations and financial conditions.

We are subject to income and other taxes in the U.S. at the state and federal level. Changes in applicable U.S. state or federal tax laws and regulations, or their interpretation and application, could materially affect our tax expense and profitability. The Company has not filed its federal tax returns for the last 11 years. The Company does not anticipate material adjustments of its tax liabilities when such returns are filed, but there is no guarantee that such filings will not have a material adverse effect.

If we are unable to manage fluctuations in our business successfully, we may not be able to achieve profitability.

To successfully manage growth, we must periodically adjust and strengthen our operating, financial, accounting, and other systems, procedures, and controls, which could increase our costs and may adversely affect our gross profits and our ability to achieve profitability if we do not generate increased revenues to offset the costs. As a public company, our information and control systems must enable us to prepare accurate and timely financial information and other required disclosures. If we discover deficiencies in our existing information and control systems that impede our ability to satisfy our reporting requirements, we must successfully implement improvements to those systems in an efficient and timely manner. The nature of our services and the general economic environment make it difficult to predict our future operating results. To achieve profitability, we must:

●	attract, integrate, retain, and motivate highly qualified professionals;

●	achieve and maintain adequate utilization and suitable billing rates for our revenue-generating professionals;

●	expand our existing relationships with our clients and identify new clients in need of our services;

●	successfully resell product/ engagements and secure new client sales/engagements every year;

●	maintain and enhance our brand recognition; and

●	adapt quickly to meet changes in our markets, our business mix, the economic environment, the credit markets, and competitive developments.

Our financial results could suffer if we are unable to achieve or maintain adequate utilization and suitable billing rates for our products and services.

It is likely that our quarterly results of operations may fluctuate in the future because of certain factors, some of which may be outside of our control.

Superstar Platforms, Inc owns PawnTrust which is an exclusive online marketplace dedicated to serving the unique needs of pawn shops. Our platform connects pawn shops with a network of buyers and sellers, creating an efficient marketplace designed to optimize business opportunities in the pawn industry. In addition to our marketplace services, PawnTrust provides tailored small business lending solutions, with a core focus on supporting the growth and operational needs of pawn shops. Our lending options offer accessible financing designed to help pawn shops expand inventory, manage cash flow, and invest in growth initiatives. A key element of our strategy is to market our products and services directly to certain specific organizations, and to increase the number of our products and services utilized by existing clients. The sales cycle for some of our products and services is often lengthy and may involve significant commitment of client personnel. Consequently, the commencement date of a client engagement often cannot be accurately forecasted. Certain of our client contracts contain terms that result in revenue being deferred and cannot be recognized until the occurrence of certain events. As a result, the period between contract signing and recognition of associated revenue may be lengthy, and we are not able to predict with certainty the period in which revenue will be recognized.

Certain of our contracts state that some portion or all our fees are at risk if our services do not result in the achievement of certain performance targets. To the extent that any revenue is contingent upon the achievement of a performance target, we only recognize revenue upon client confirmation that the performance targets have been achieved. If a client fails to provide such confirmation in a timely manner, our ability to recognize revenue will be delayed.

Fee discounts, pressure to not increase or even decrease our rates, and less advantageous contract terms could result in the loss of clients, lower revenues and operating income, higher costs, and less profitable engagements. More discounts or write-offs than we expect in any period would have a negative impact on the results of operations.

Other fluctuations in our quarterly results of operations may be due to several other factors, some of which are not within our control, including:

●	the timing and volume of client invoices processed, and payments received, which may affect the fees payable to us under certain of our engagements;

●	client decisions regarding renewal or termination of their contracts;

●	the amount and timing of costs related to the development or acquisition of technologies or businesses; and

●	unforeseen legal expenses, including litigation and other settlement gains or losses.

Our business is becoming increasingly dependent on information technology and will require additional investments to grow and meet the demands of our clients.

We depend on the use of sophisticated technologies and systems. Some of the services may become dependent on the use of software applications and systems that we do not own and could become unavailable. Moreover, our technology platforms will require continuing investments by us to expand existing service offerings and develop complementary services. Our future success depends on our ability to adapt our services and infrastructure while continuing to improve the performance, features, and reliability of our services in response to the evolving demands of the marketplace.

Adverse changes to our relationships with key third-party vendors, or in the business of our key third-party vendors, could unfavorably impact our business.

A portion of our services and solutions depend on technology or software provided by third-party vendors. Some of these third-party vendors refer potential clients to us, and others require that we obtain their permission prior to accessing their software. These third-party vendors could terminate their relationship with us without cause and with little or no notice, which could limit our service offerings and harm our financial condition and operating results. In addition, if a third-party vendor’s business changes or is reduced, that could adversely affect our business. Moreover, if third-party technology or software that is important to our business does not continue to be available or utilized within the marketplace, or if the services that we provide to clients are no longer relevant in the marketplace, our business may be unfavorably impacted.

We could experience system failures, service interruptions, or security breaches that could negatively impact our business.

Our organization is comprised of employees who work on matters throughout the United States. We may be subject to disruption to our operating systems from technological events that are beyond our control, including the possibility of failures at third-party data centers, disruptions to the Internet, natural disasters, power losses, and malicious attacks. In addition, despite the implementation of security measures, our infrastructure and operating systems, including the Internet and related systems, may be vulnerable to physical break-ins, hackers, improper employee or contractor access, computer viruses, programming errors, denial-of-service attacks, or other attacks by third parties seeking to disrupt operations or misappropriate information or similar physical or electronic breaches of security. While we have taken and are taking reasonable steps to prevent and mitigate the damage of such events, including implementation of system security measures, information backup, and disaster recovery processes, those steps may not be effective and there can be no assurance that any such steps can be effective against all risks. We will need to continue to invest in technology to achieve the redundancies necessary to prevent service interruptions. Access to our systems because of security breach, the failure of our systems, or the loss of data could result in legal claims or proceedings, liability, or regulatory penalties and disruption operations, which could adversely affect our business and financial results.

Our reputation could be damaged, and we could incur additional liabilities if we fail to protect client and employee data of our own accord or if our information systems are breached.

We rely on information technology systems to process, transmit, and store electronic information and to communicate among our locations and with our clients, partners, and employees. The breadth and complexity of this infrastructure increases the potential risk of security breaches which could lead to potential unauthorized disclosure of confidential information.

In providing services to clients, we may manage, utilize, and store sensitive or confidential client data. In addition, many states, and U.S. federal governmental authorities have adopted, proposed, or are considering adopting or proposing, additional data security and/or data privacy statutes or regulations. Continued governmental focus on data security and privacy may lead to additional legislative and regulatory action, which could increase the complexity of doing business. The increased emphasis on information security and the requirements to comply with applicable U.S. data security and privacy laws and regulations may increase our costs of doing business and negatively impact our results of operations.

These laws and regulations are increasing in complexity and number. If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to client data, or otherwise mismanages or misappropriates that data, we could be subject to significant monetary damages, regulatory enforcement actions, fines, and/or criminal prosecution.

In addition, unauthorized disclosure of sensitive or confidential client data, whether through systems failure, employee negligence, fraud, or misappropriation, could damage our reputation and cause us to lose clients and their related revenue in the future.

Changes in capital markets, legal or regulatory requirements, general economic conditions and monetary or geo-political disruptions, as well as other factors beyond our control, could reduce demand for our practice offerings or services, in which case our revenues and profitability could decline.

Several factors outside of our control could affect demand for our practices and our services. These include:

●	fluctuations in the U.S. economy, including economic recessions and the strength and rate of any general economic recoveries;

●	the U.S. financial markets and the availability, costs and terms of credit and credit modifications;

●	business and management crises, including the occurrence of alleged fraudulent or illegal activities and practices;

●	new and complex laws and regulations, repeals of existing laws and regulations or changes of enforcement of laws, rules and regulations;

●	other economic, geographic, or political factors; and

●	general business conditions.

We are not able to predict the positive or negative effects that future events or changes to the U.S. economy will have on our business. Fluctuations, changes, and disruptions in finance, credit, mergers and acquisitions and other markets, political instability and general business factors could impact various operations and could affect such operations differently. Changes to factors described above, as well as other events, including by way of example, contractions of regional economies, monetary systems, banking, real estate and retail or other industries; debt or credit difficulties or defaults by businesses; new, repeals of or changes to laws and regulations, including changes to the bankruptcy and competition laws of the U.S.; a decline in the implementation or adoption of new laws of regulation, or in government enforcement, litigation or monetary damages or remedies that are sought; or political instability may have adverse effects on our business.

Our revenues, operating income and cash flow are likely to fluctuate.

We expect to experience fluctuations in our revenues and cost structure and the resulting operating income and cash flows. We may experience fluctuations in our annual and quarterly financial results, including revenues, operating income and earnings per share, for reasons that include (i) the types and complexity, number, size, timing and duration of client engagements; (ii) the timing of revenue recognition under accounting principles generally accepted in the United States of America (“U.S. GAAP”); (iii) the utilization of revenue-generating professionals, including the ability to adjust staffing levels up or down to accommodate our business and prospects; (iv) the time it takes before a new hire becomes profitable; (v) the geographic locations of our clients or the locations where services are rendered; (vi) billing rates and fee arrangements, including the opportunity and ability to successfully reach milestones and complete projects, and collect for them; (vii) the length of billing and collection cycles and changes in amounts that may become uncollectible; (viii) changes in the frequency and complexity of government regulatory and enforcement activities; and (ix) economic factors beyond our control.

We may also experience fluctuations in our operating income and related cash flows because of increases in employee compensation, including changes to our incentive compensation structure and the timing of incentive payments. Also, the timing of investments or acquisitions and the cost of integrating them may cause fluctuations in our financial results, including operating income and cash flows. This volatility may make it difficult to forecast our future results with precision and to assess accurately whether increases or decreases in any one or more quarters are likely to cause annual results to exceed or fall short of expectations.

Our Company faces certain risks, including (i) industry consolidation and a heightened competitive environment, (ii) downward pricing pressure, (iii) technology changes and obsolescence, (iv) failure to protect client information against cyber-attacks and (v) failure to protect IP, which individually or together could cause the financial results and prospects of the Company to decline.

Our Company is facing significant competition from other consulting and/or lenders. There continues to be significant consolidation of companies providing products and services like those offered by our Company, which may provide competitors with greater financial and other resources than those of Superstar Platforms Inc. This industry is subject to significant and rapid innovation. Larger competitors may be able to invest more in research and development, react more quickly to new regulatory or legal requirements and other changes, or innovate more quickly and efficiently.

The software and products of our Company are subject to rapid technological innovation. There is no guarantee that we will successfully develop new versions of our software or other products. Our software may not keep pace with necessary changes and innovation. There is no assurance that new, innovative, or improved software or products will be developed, compete effectively with the software and technology developed and offered by competitors, be price competitive with other companies providing similar software or products, or be accepted by our clients or the marketplace. If Superstar Platforms Inc. is unable to develop and offer competitive software and products or is otherwise unable to capitalize on market opportunities, the impact could adversely affect our operating margins and financial results.

Our reputation for providing secure information storage and maintaining the confidentiality of proprietary and confidential information is critical to the success of our Company, which hosts client information as a service. We may face cyber-based attacks and attempts by hackers and similar unauthorized users to gain access to or corrupt our information technology systems. Such attacks could disrupt our business operations, cause us to incur unanticipated losses or expenses, and result in unauthorized disclosures of confidential or proprietary information. Although we seek to prevent, detect, and investigate these network security incidents, and have taken steps to mitigate the likelihood of network security breaches, there can be no assurance that attacks by unauthorized users will not be attempted in the future or that our security measures will be effective.

We rely on a combination of, trade secrets, confidentiality, and other contractual provisions to protect our assets. Our software and related documentation will be protected principally under United States laws, which afford only limited protection, and the laws of some foreign jurisdictions provide less protection for our proprietary rights than the laws of the U.S. Unauthorized use and misuse of our IP by employees or third parties could have a material adverse effect on our business, financial condition and results of operations. The available legal remedies for unauthorized or misuse of our IP may not adequately compensate us for the damage caused by unauthorized use.

We may not manage our growth effectively, and our profitability may suffer.

Periods of expansion may strain our management team, or human resources and information systems. To manage growth successfully, we may need to add qualified managers and employees and periodically update our operating, financial and other systems, as well as our internal procedures and controls. We also must effectively motivate, train, and manage a larger professional staff. If we fail to add or retain qualified managers, employees and contractors when needed, estimate costs, or manage our growth effectively, our business, financial results and financial condition may suffer.

We cannot be assured that we can successfully manage growth through acquisitions and the integration of the companies and assets we acquire or that they will result in the financial, operational, and other benefits that we anticipate. Some acquisitions may not be immediately accretive to earnings, and some expansion may result in significant expenditures.

In periods of declining growth, underutilized employees and contractors may result in expenses and costs being a greater percentage of revenues. In such situations, we will have to weigh the benefits of decreasing our workforce or limiting our service offerings and saving costs against the detriment that Superstar Platforms Inc. could experience from losing valued professionals and their industry expertise and clients.

Our business, financial condition, results of operations and growth could be harmed by the effects of the COVID-19 pandemic.

We are subject to risks related to the public health crises such as the global pandemic associated with the coronavirus (COVID-19). In December 2019, a novel strain of coronavirus, SARS-CoV-2, was reported to have surfaced in Wuhan, China. Since then, SARS-CoV-2, and the resulting disease COVID-19, has spread to most countries, and all fifty states within the United States. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The COVID-19 pandemic is no longer a national emergency but is considered still to be a public health priority. Numerous governmental jurisdictions have imposed in the past, and others in the future may impose, “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. Such orders or restrictions, and the perception that such orders or restrictions could occur, have resulted in business closures, work stoppages, slowdowns and delays, work-from-home policies, travel restrictions and cancellation of events, among other effects, thereby negatively impacting our customers, employees, and offices, among others. We may experience further limitations on employee resources in the future, because of sickness of employees or their families.

The widespread COVID-19 pandemic has resulted in, and may continue to result in, significant volatility and uncertainty in U.S. financial markets, which may reduce our ability to access capital, which could in the future negatively affect our liquidity.

We may not secure the capital required to develop our business.

Our business is dependent on securing additional capital. If we fail to secure the required capital our business will fail.

Going Concern Risk Factor

Although our financial statements have been prepared on a going concern basis, we have accumulated significant losses and have negative cash flows from operations that could adversely affect our ability to secure additional capital to fund our operations or limit our ability to react to changes in the economy or our industry. These additional risks or uncertainties not presently known to us, or that we currently deem immaterial, raise substantial doubt about our ability to continue as a going concern.

Under Accounting Standards Update (“ASU”) 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40) Accounting Standards Codification (“ASC 205-40”), Superstar Platforms Inc. has the responsibility to evaluate whether conditions and/or events raise substantial doubt about its ability to meet its future financial obligations as they become due within one year after the date that the financial statements are issued. As required by ASC 205-40, this evaluation shall initially not take into consideration the potential mitigating effects of plans that have not been fully implemented as of the date the financial statements are issued. Management has assessed Superstar Platforms Inc.’s ability to continue as a going concern in accordance with the requirement of ASC 205-40.

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP and the rules and regulations of the SEC. The consolidated financial statements have been prepared using U.S. GAAP applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. Superstar Platforms Inc. has accumulated significant losses and has negative cash flows from operations and, on December 31, 2024, had a working capital deficit and accumulated a deficit of $1,499,668, respectively. In addition, the Company’s cash position is critically deficient, and critical payments are not being made in the ordinary course of business, all of which raises substantial doubt about Superstar Platforms Inc.’s ability to continue as a going concern. Management’s plans with respect to alleviating the adverse financial conditions that caused management to express substantial doubt about Superstar Platforms Inc.’s ability to continue as a going concern are discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Superstar Platforms Inc. has incurred substantial costs in connection with the acquisition of the Platform which may include accounting, tax, legal and other professional services costs, recruiting, and relocation costs associated with hiring key senior management personnel who are new to Superstar Platforms Inc., tax costs and costs to separate information systems, among other costs. The cost of performing such functions is anticipated to be higher than the amounts reflected in Superstar Platforms Inc.’s historical financial statements, which would cause its future losses to increase. Accordingly, Superstar Platforms Inc. will continue to focus on increasing revenues.

There can be no assurance that Superstar Platforms Inc. will be able to achieve its business plan, raise any additional capital or secure the additional financing necessary to implement its current operating plan. The ability of Superstar Platforms Inc. to continue as a going concern is dependent upon its ability to significantly increase its revenues and eventually achieve profitable operations. The accompanying consolidated financial statements do not include any adjustments that might be necessary if Superstar Platforms Inc. is unable to continue as a going concern.

Risks Related to Our Common Stock

Our stock is considered a “penny stock,” and is therefore considered risky.

OTC Pink Sheet stocks, and especially those being offered for less than $5.00 per share, are often known as “penny stocks” and are subject to regulations which mandate the dispersion of certain disclosures to potential investors prior to any investor’s purchase of any penny stocks. Penny stocks are low-priced securities with low trading volume. Consequently, the price of the stock is often volatile, and investors may be unable to buy or sell the stock when you desire. The SEC extensively monitors “penny stocks,” and such regulations are enumerated in Exchange Act Section 15(h) and Exchange Act Rules 3a51-1 and 15g-1 through 15g-100. With certain exceptions, brokers selling our stock must adhere to the SEC’s “penny stock” regulations, which requirements include, but are not limited to, the following:

●	Brokers must provide you with a risk disclosure document relating to the penny stock market.

●	Brokers must disclose price quotations and other information relating to the penny stock market.

●	Brokers must disclose any compensation they receive from the sale of our stock.

●	Brokers must provide a disclosure of any compensation paid to any associated persons in connection with transactions relating to our stock.

●	Brokers must provide you with quarterly account statements.

●	Brokers may not sell any of our stock that is held in escrow or trust accounts.

●	Prior to selling our stock, brokers must approve your account for buying and selling penny stocks.

●	Brokers must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.

These additional sales practices and the disclosure requirements could impede the sale of our securities. In addition, the liquidity of our securities may be adversely affected, with related adverse effects on the price of our securities.

FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculatively low-priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend their customers buy our common stock, which may have the effect of reducing the trading activity in our common stock. As a result, fewer broker-dealers may be willing to make a market in our common stock, reducing a stockholder’s ability to resell shares of our common stock, thereby potentially reducing the liquidity of our common stock.

We have no plans to pay dividends on our Common Stock.

We have not previously paid any cash dividends, nor have we decided to pay dividends on any share of preferred stock or shares of Common Stock. There can be no assurance that our operations will result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows. Furthermore, there is no assurance that the Board of Directors will declare dividends even if profitable. Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors.

If we issue additional shares in the future, it will result in the dilution of our existing shareholders.

Superstar Platforms Inc. has authorized one billion shares of $0.001 par value Common Stock of which 180,147,046 were issued and outstanding as of July 3, 2025. These shares have one vote per share. The issuance of any such shares may result in a reduction in the market price of our outstanding shares of our common stock.

We are a “smaller reporting company” and we cannot be certain if the reduced disclosure requirements applicable to smaller reporting companies will make our Common Stock less attractive to investors.

We are a “smaller reporting company,” as defined in Rule 12b-2 under the Exchange Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including “emerging growth companies” such as, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Our status as a smaller reporting company is determined on an annual basis. We cannot predict if investors will find our Common Stock less attractive or our Company less comparable to certain other public companies because we will rely on these exceptions. For example, if we do not adopt a new or revised accounting standard, our future financial results may not be as comparable to the financial results of certain other companies in our industry that adopted such standards. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock and our stock price may be more volatile.

The requirements of being a reporting public company may strain our resources, divert management’s attention, and affect our ability to attract and retain additional executive management and qualified board members.

As a reporting public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the Dodd-Frank Act, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly and increase demand on our systems and resources, particularly after we are no longer a “smaller reporting company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. As a “smaller reporting company,” we receive certain reporting exemptions under the Sarbanes-Oxley Act.

Changing laws, regulations and standards relating to corporate governance and public disclosure creates uncertainty for public companies, increases legal and financial compliance costs and increase time expenditures for internal personnel. These laws, regulations and standards are subject to interpretation, in many cases due to their lack of specificity, and their application in practice may evolve over time as regulators and governing bodies provide new guidance. These changes may result in continued uncertainty regarding compliance matters and may necessitate higher costs due to ongoing revisions to filings, disclosures, and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate regulatory or legal proceedings against us, and our business may be adversely affected.

As a public company under these rules and regulations, we expect that it may make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board of Directors and could also make it more difficult to attract qualified executive officers.

Our stock price may be volatile, which may result in losses to our shareholders.

The stock markets have experienced and may experience significant price and trading volume fluctuations, and the market prices of companies quoted on the Pink Tier of the OTC Marketplace, which is where our stock is currently quoted, have experienced sharp share price and trading volume changes. The trading price of our common stock is likely to be volatile and could fluctuate widely in response to many factors both in and outside of our control, and include but are not limited to the following:

●	variations in our operating results;

●	changes in expectations of our future financial performance, including financial estimates by securities analysts and investors;

●	changes in operating and stock price performance of other companies in our industry;

●	additions or departures of key personnel; and

●	future sales of our common stock.

Stock markets often experience significant price and volume fluctuations. These fluctuations, as well as general economic and political conditions unrelated to our performance, may adversely affect the price of our common stock.

Volatility in the price of our common stock may subject us to securities litigation.

The market for our common stock may be characterized by significant price volatility as compared to seasoned issuers, and we expect that our share price will be more volatile than a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

Our common stock may become thinly traded and you may be unable to sell at or near ask prices, or at all.

We cannot predict the extent to which an active public market for trading our common stock will be sustained. The trading volume of our common stock may be sporadically or “thinly traded,” meaning that the number of persons interested in purchasing our common stock at or near bid prices at certain given time may be small or non-existent.

This situation is attributable to several factors, including the fact that we are a small company which is unknown to stock analysts, stockbrokers, institutional investors, and others in the investment community who generate or influence sales volume. Even if we came to the attention of such people, those people may be reluctant to follow, purchase, or recommend the purchase of shares of an unproven company such as ours until such time as we become more seasoned and viable. Consequently, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common stock will develop or be sustained.

The market price for our common stock may become volatile given our status as a small company, which could lead to wide fluctuations in our share price. You may be unable to sell your common stock at or above your purchase price if at all, which may result in substantial losses to you.

The market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include but are not limited to: (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be able to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the volatility of our share price.

General Risk Statement

Based on all the foregoing, we believe it is possible for future revenue, expenses, and operating results to vary significantly from quarter to quarter and year to year. As a result, quarter-to-quarter and year-to-year comparisons of operating results are not necessarily meaningful or indicative of future performance. Furthermore, we believe that it is possible that in any given quarter or fiscal year our operating results could differ from the expectations of public market analysts or investors. In such an event or if adverse conditions prevail, or are perceived to prevail, with respect to our business or generally, the market price of our Common Stock would likely decline.

Item 1

1. Please refer to the last full sentence under subsection titled “Business.” Please revise to provide the number of shares for each class of securities that the Company is authorized to issue.

Current Version:

The Company is currently authorized to issue one billion shares of common stock, one million shares of The following represent the Company’s issued shares as of March 31, 2025:

Common shares: 174,731,956

Series A Preferred Shares-1

Series B Preferred Shares- 0

Amended Version-

The Company is currently authorized to issue one billion shares of common stock and ten thousand shares of preferred stock. The following represent the Company’s issued shares as of August 21, 2025:

Common shares: 180,147,046

Series A Preferred Shares-1

Series B Preferred Shares- 9,999

2. Item 1A Risk

Please revise the risks factors section generally to disclose risk factors that are specific to you, your business operations, and your securities. In this regard, we note certain references that do not appear to be relevant to your business operations, including references to HIPPA, and your statement that you arc “providing secure information storage and maintaining the confidentiality of proprietary, confidential and trade secret information” of your clients.

Current version-

RISK FACTORS

Item 1A-Risk Factors

RISK FACTORS

An investment in our common stock is highly speculative and involves a high degree of risk. In determining whether to purchase Superstar Platforms Inc.’s common stock, an investor should carefully consider all the material risks described below, together with the other information contained in this report. An investor should only purchase Superstar Platforms Inc.’s securities if he or she can afford to suffer the loss of his or her entire investment.

General Business and Industry Risks

An inability to retain our senior management team would be detrimental to the success of our business.

We rely heavily on our senior management team; our ability to retain them is particularly important to our future success. Given the highly specialized nature of our services the senior management team must have a thorough understanding of our product and service offerings as well as the skills and experience necessary to manage an organization consisting of a diverse group of professionals and external parties. In addition, we rely on our senior management team to generate and market our business successfully in a crowded, complex, and legislatively bound marketplace. Further, our senior management’s personal reputation and relationships with our clients are a critical element in obtaining and maintaining client engagements. We will enter into non-solicitation agreements with our senior management team, and we will also enter into well-scoped non-competition agreements. If one or more members of our senior management team leave and we cannot replace them with a suitable candidate quickly, we could experience difficulty in securing and successfully completing engagements and managing our business properly, which could harm our business prospects and results of operations.

Our inability to hire and retain talented people in an industry where there is great competition for talent could have a serious negative effect on our prospects and results of operations.

Superstar Platforms is a company that seeks to own and control a diversified portfolio of subsidiaries across various industries. Growth will primarily be driven through strategic acquisitions. Currently Superstar Platforms owns PawnTrust— a specialized marketplace designed exclusively for the approximately 11,000 pawn shops across the country. The online marketplace  (www.pawntrust.com) digitizes the inventory using advanced image recognition algorithms to automate item descriptions of the participating pawn shops and markets them on a national scale.  The marketplace contains cutting-edge technology that streamlines the borrowing, buying, and bartering transactions typically found at a pawn shop. These enhancements let consumers experience a frictionless shopping experience on their mobile app that gives them instant access to this nationwide inventory of pawn shops. Not only does this provide a more efficient way for consumers to shop, eliminating the need to visit multiple stores, but it also amplifies the reach of individual pawn shop owners. By joining the PawnTrust- ‘Pawn Partners’ network, shop owners gain access to a broader audience, enhancing their visibility and sales opportunities. This innovative approach aligns customer convenience with business growth, reshaping how people interact with the pawn industry. Consumers that purchase items outside of their local area will have their items conveniently shipped to them. As the intermediary in each transaction, PawnTrust earns a fee on every item sold in the marketplace. Many of these local pawn shops lack an online presence or the capital to market their inventory on a national scale. By bridging this gap, PawnTrust opens opportunities for incremental sales from a wider buying base, effectively transforming the pawn shop and micro-lending industries. This model not only supports local businesses but also extends their reach, driving growth and innovation within the market. .Our success depends largely on our general ability to attract, develop, motivate, and retain highly skilled professionals. Further, we must successfully maintain the right mix of professionals with relevant experience and skill sets as we grow, as we expand into new service offerings, and as the market evolves. The loss of a considerable number of our professionals, the inability to attract, hire, develop, train, and retain additional skilled personnel, or the failure to maintain the right mix of professionals could have a serious negative effect on us, including our ability to manage, staff, and successfully complete our existing engagements and obtain new engagements. Qualified professionals are in great demand, and we face significant competition from both senior and junior professionals with the requisite credentials and experience. Our principal competition for talent comes from other pawnshops and consulting firms as well as from organizations seeking to staff their internal professional positions. Many of these competitors may be able to offer significantly greater compensation and benefits or more attractive lifestyle choices, career paths, or geographic locations than we do. Therefore, we may not be successful in attracting and retaining the skilled people we require to conduct and expand our operations successfully. Increasing competition for these revenue-generating professionals may also significantly increase our labor costs, which could negatively affect our margins and results of operations.

Additional hiring, departures, business acquisitions and dispositions could disrupt our operations, increase our costs, or otherwise harm our business.

Our business strategy is dependent in part upon our ability to grow by hiring individuals or groups of individuals and by acquiring complementary businesses. However, we may be unable to identify, hire, acquire, or successfully integrate new employees and acquired businesses without substantial expense, delay, or other operational or financial obstacles. From time to time, we will evaluate the total mix of products and services we provide, and we may conclude that businesses may not achieve the results we previously expected. Competition for future hiring and acquisition opportunities in our markets could increase the compensation we offer to potential employees or the prices we pay for businesses we wish to acquire. In addition, we may be unable to achieve the financial, operational, and other benefits we anticipate from any hiring or acquisition, as well as any disposition, including those we have completed so far. New acquisitions could also negatively impact existing practices and cause current employees to depart. Hiring additional employees or acquiring businesses could also involve several additional risks, including:

●	the diversion of management time, attention, and resources from managing and marketing our Company;

●	the failure to retain key acquired personnel or existing personnel who may view the acquisition unfavorably;

●	the potential loss of clients of acquired businesses;

●	the need to compensate new employees while they wait for their restrictive covenants with other institutions to expire;

●	the potential need to raise significant amounts of capital to finance a transaction or the potential issuance of equity securities that could be dilutive to our existing shareholders;

●	increased costs to improve, coordinate, or integrate managerial, operational, financial, and administrative systems;

●	the potential assumption of liabilities of an acquired business;

●	the inability to attain the expected synergies with an acquired business;

●	the usage of earn-outs based on the future performance of our business acquisitions may deter the acquired company from fully integrating into our existing business;

●	the perception of inequalities if diverse groups of employees are eligible for different benefits and incentives or are subject to different policies and programs; and

●

difficulties in integrating diverse backgrounds and experiences of consultants, including if we experience a The transition period for newly hired consultants results in a temporary drop in our utilization rates or margins.

Our intangible assets primarily consist of customer relationships, trade names, customer contracts, technology, and software. We evaluate our intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Determining the fair value of a reporting unit requires us to make significant judgments, estimates, and assumptions. While we believe that the estimates and assumptions underlying our valuation methodology are reasonable, these estimates and assumptions could have a significant impact on whether a non-cash goodwill impairment charge is recognized and the magnitude of any such charge. The results of an impairment analysis are as of a point in time. There is no assurance that the actual future earnings or cash flows of our reporting units will be consistent with our projections. We will monitor any changes to our assumptions and will evaluate goodwill as deemed warranted during future periods. Any significant decline in our operations could result in additional non-cash goodwill impairment charges.

Changes in capital markets, legal or regulatory requirements, and general economic or other factors beyond our control could reduce demand for our services, in which case our revenues and profitability could decline.

Several factors outside of our control affect demand for our services. These include:

●	fluctuations in the U.S. and world economies;

●	the U.S. or global financial markets and the availability, costs, and terms of credit;

●	changes in laws and regulations; and

●	other economic factors and general business conditions.

We are not able to predict the positive or negative effects that future events or changes to the U.S. or global economy, financial markets, or regulatory and business environment could have on our operations.

Changes in U.S. tax laws could have a material adverse effect on our business, cash flow, results of operations and financial conditions.

We are subject to income and other taxes in the U.S. at the state and federal level. Changes in applicable U.S. state or federal tax laws and regulations, or their interpretation and application, could materially affect our tax expense and profitability. The Company has not filed its federal tax returns for the last 11 years. The Company does not anticipate material adjustments of its tax liabilities when such returns are filed, but there is no guarantee that such filings will not have a material adverse effect.

If we are unable to manage fluctuations in our business successfully, we may not be able to achieve profitability.

To successfully manage growth, we must periodically adjust and strengthen our operating, financial, accounting, and other systems, procedures, and controls, which could increase our costs and may adversely affect our gross profits and our ability to achieve profitability if we do not generate increased revenues to offset the costs. As a public company, our information and control systems must enable us to prepare accurate and timely financial information and other required disclosures. If we discover deficiencies in our existing information and control systems that impede our ability to satisfy our reporting requirements, we must successfully implement improvements to those systems in an efficient and timely manner.

The nature of our services and the general economic environment make it difficult to predict our future operating results. To achieve profitability, we must:

●	attract, integrate, retain, and motivate highly qualified professionals;

●	achieve and maintain adequate utilization and suitable billing rates for our revenue-generating professionals;

●	expand our existing relationships with our clients and identify new clients in need of our services;

●	successfully resell product/ engagements and secure new client sales/engagements every year;

●	maintain and enhance our brand recognition; and

●	adapt quickly to meet changes in our markets, our business mix, the economic environment, the credit markets, and competitive developments.

Our financial results could suffer if we are unable to achieve or maintain adequate utilization and suitable billing rates for our products and services.

It is likely that our quarterly results of operations may fluctuate in the future because of certain factors, some of which may be outside of our control.

Superstar Platforms, Inc owns PawnTrust which is an exclusive online marketplace dedicated to serving the unique needs of pawn shops. Our platform connects pawn shops with a network of buyers and sellers, creating an efficient marketplace designed to optimize business opportunities in the pawn industry. In addition to our marketplace services, PawnTrust provides tailored small business lending solutions, with a core focus on supporting the growth and operational needs of pawn shops. Our lending options offer accessible financing designed to help pawn shops expand inventory, manage cash flow, and invest in growth initiatives. A key element of our strategy is to market our products and services directly to certain specific organizations, and to increase the number of our products and services utilized by existing clients. The sales cycle for some of our products and services is often lengthy and may involve significant commitment of client personnel. Consequently, the commencement date of a client engagement often cannot be accurately forecasted. Certain of our client contracts contain terms that result in revenue being deferred and cannot be recognized until the occurrence of certain events. As a result, the period between contract signing and recognition of associated revenue may be lengthy, and we are not able to predict with certainty the period in which revenue will be recognized.

Certain of our contracts state that some portion or all our fees are at risk if our services do not result in the achievement of certain performance targets. To the extent that any revenue is contingent upon the achievement of a performance target, we only recognize revenue upon client confirmation that the performance targets have been achieved. If a client fails to provide such confirmation in a timely manner, our ability to recognize revenue will be delayed.

Fee discounts, pressure to not increase or even decrease our rates, and less advantageous contract terms could result in the loss of clients, lower revenues and operating income, higher costs, and less profitable engagements. More discounts or write-offs than we expect in any period would have a negative impact on the results of operations.

Other fluctuations in our quarterly results of operations may be due to several other factors, some of which are not within our control, including:

●	the timing and volume of client invoices processed, and payments received, which may affect the fees payable to us under certain of our engagements;

●	client decisions regarding renewal or termination of their contracts;

●	the amount and timing of costs related to the development or acquisition of technologies or businesses; and

●	unforeseen legal expenses, including litigation and other settlement gains or losses.

Our business is becoming increasingly dependent on information technology and will require additional investments to grow and meet the demands of our clients.

We depend on the use of sophisticated technologies and systems. Some of the services may become dependent on the use of software applications and systems that we do not own and could become unavailable. Moreover, our technology platforms will require continuing investments by us to expand existing service offerings and develop complementary services. Our future success depends on our ability to adapt our services and infrastructure while continuing to improve the performance, features, and reliability of our services in response to the evolving demands of the marketplace.

Adverse changes to our relationships with key third-party vendors, or in the business of our key third-party vendors, could unfavorably impact our business.

A portion of our services and solutions depend on technology or software provided by third-party vendors. Some of these third-party vendors refer potential clients to us, and others require that we obtain their permission prior to accessing their software. These third-party vendors could terminate their relationship with us without cause and with little or no notice, which could limit our service offerings and harm our financial condition and operating results. In addition, if a third-party vendor’s business changes or is reduced, that could adversely affect our business. Moreover, if third-party technology or software that is important to our business does not continue to be available or utilized within the marketplace, or if the services that we provide to clients are no longer relevant in the marketplace, our business may be unfavorably impacted.

We could experience system failures, service interruptions, or security breaches that could negatively impact our business.

Our organization is comprised of employees who work on matters throughout the United States. We may be subject to disruption to our operating systems from technological events that are beyond our control, including the possibility of failures at third-party data centers, disruptions to the Internet, natural disasters, power losses, and malicious attacks. In addition, despite the implementation of security measures, our infrastructure and operating systems, including the Internet and related systems, may be vulnerable to physical break-ins, hackers, improper employee or contractor access, computer viruses, programming errors, denial-of-service attacks, or other attacks by third parties seeking to disrupt operations or misappropriate information or similar physical or electronic breaches of security. While we have taken and are taking reasonable steps to prevent and mitigate the damage of such events, including implementation of system security measures, information backup, and disaster recovery processes, those steps may not be effective and there can be no assurance that any such steps can be effective against all risks. We will need to continue to invest in technology to achieve the redundancies necessary to prevent service interruptions. Access to our systems because of security breach, the failure of our systems, or the loss of data could result in legal claims or proceedings, liability, or regulatory penalties and disruption operations, which could adversely affect our business and financial results.

Our reputation could be damaged, and we could incur additional liabilities if we fail to protect client and employee data of our own accord or if our information systems are breached.

We rely on information technology systems to process, transmit, and store electronic information and to communicate among our locations and with our clients, partners, and employees. The breadth and complexity of this infrastructure increases the potential risk of security breaches which could lead to potential unauthorized disclosure of confidential information.

In providing services to clients, we may manage, utilize, and store sensitive or confidential client data. In addition, many states, and U.S. federal governmental authorities have adopted, proposed, or are considering adopting or proposing, additional data security and/or data privacy statutes or regulations. Continued governmental focus on data security and privacy may lead to additional legislative and regulatory action, which could increase the complexity of doing business. The increased emphasis on information security and the requirements to comply with applicable U.S. data security and privacy laws and regulations may increase our costs of doing business and negatively impact our results of operations.

These laws and regulations are increasing in complexity and number. If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to client data, or otherwise mismanages or misappropriates that data, we could be subject to significant monetary damages, regulatory enforcement actions, fines, and/or criminal prosecution.

In addition, unauthorized disclosure of sensitive or confidential client data, whether through systems failure, employee negligence, fraud, or misappropriation, could damage our reputation and cause us to lose clients and their related revenue in the future.

Changes in capital markets, legal or regulatory requirements, general economic conditions and monetary or geo-political disruptions, as well as other factors beyond our control, could reduce demand for our practice offerings or services, in which case our revenues and profitability could decline.

Several factors outside of our control could affect demand for our practices and our services. These include:

●	fluctuations in the U.S. economy, including economic recessions and the strength and rate of any general economic recoveries;

●	the U.S. financial markets and the availability, costs and terms of credit and credit modifications;

●	business and management crises, including the occurrence of alleged fraudulent or illegal activities and practices;

●	new and complex laws and regulations, repeals of existing laws and regulations or changes of enforcement of laws, rules and regulations;

●	other economic, geographic, or political factors; and

●	general business conditions.

We are not able to predict the positive or negative effects that future events or changes to the U.S. economy will have on our business. Fluctuations, changes, and disruptions in finance, credit, mergers and acquisitions and other markets, political instability and general business factors could impact various operations and could affect such operations differently. Changes to factors described above, as well as other events, including by way of example, contractions of regional economies, monetary systems, banking, real estate and retail or other industries; debt or credit difficulties or defaults by businesses; new, repeals of or changes to laws and regulations, including changes to the bankruptcy and competition laws of the U.S.; a decline in the implementation or adoption of new laws of regulation, or in government enforcement, litigation or monetary damages or remedies that are sought; or political instability may have adverse effects on our business.

Our revenues, operating income and cash flow are likely to fluctuate.

We expect to experience fluctuations in our revenues and cost structure and the resulting operating income and cash flows. We may experience fluctuations in our annual and quarterly financial results, including revenues, operating income and earnings per share, for reasons that include (i) the types and complexity, number, size, timing and duration of client engagements; (ii) the timing of revenue recognition under accounting principles generally accepted in the United States of America (“U.S. GAAP”); (iii) the utilization of revenue-generating professionals, including the ability to adjust staffing levels up or down to accommodate our business and prospects; (iv) the time it takes before a new hire becomes profitable; (v) the geographic locations of our clients or the locations where services are rendered; (vi) billing rates and fee arrangements, including the opportunity and ability to successfully reach milestones and complete projects, and collect for them; (vii) the length of billing and collection cycles and changes in amounts that may become uncollectible; (viii) changes in the frequency and complexity of government regulatory and enforcement activities; and (ix) economic factors beyond our control.

We may also experience fluctuations in our operating income and related cash flows because of increases in employee compensation, including changes to our incentive compensation structure and the timing of incentive payments. Also, the timing of investments or acquisitions and the cost of integrating them may cause fluctuations in our financial results, including operating income and cash flows. This volatility may make it difficult to forecast our future results with precision and to assess accurately whether increases or decreases in any one or more quarters are likely to cause annual results to exceed or fall short of expectations.

Our Company faces certain risks, including (i) industry consolidation and a heightened competitive environment, (ii) downward pricing pressure, (iii) technology changes and obsolescence, (iv) failure to protect client information against cyber-attacks and (v) failure to protect IP, which individually or together could cause the financial results and prospects of the Company to decline.

Our Company is facing significant competition from other consulting and/or lenders. There continues to be significant consolidation of companies providing products and services like those offered by our Company, which may provide competitors with greater financial and other resources than those of Superstar Platforms Inc. This industry is subject to significant and rapid innovation. Larger competitors may be able to invest more in research and development, react more quickly to new regulatory or legal requirements and other changes, or innovate more quickly and efficiently.

The software and products of our Company are subject to rapid technological innovation. There is no guarantee that we will successfully develop new versions of our software or other products. Our software may not keep pace with necessary changes and innovation. There is no assurance that new, innovative, or improved software or products will be developed, compete effectively with the software and technology developed and offered by competitors, be price competitive with other companies providing similar software or products, or be accepted by our clients or the marketplace. If Superstar Platforms Inc. is unable to develop and offer competitive software and products or is otherwise unable to capitalize on market opportunities, the impact could adversely affect our operating margins and financial results.

Our reputation for providing secure information storage and maintaining the confidentiality of proprietary and confidential information is critical to the success of our Company, which hosts client information as a service. We may face cyber-based attacks and attempts by hackers and similar unauthorized users to gain access to or corrupt our information technology systems. Such attacks could disrupt our business operations, cause us to incur unanticipated losses or expenses, and result in unauthorized disclosures of confidential or proprietary information. Although we seek to prevent, detect, and investigate these network security incidents, and have taken steps to mitigate the likelihood of network security breaches, there can be no assurance that attacks by unauthorized users will not be attempted in the future or that our security measures will be effective.

We rely on a combination of trade secrets, confidentiality, and other contractual provisions to protect our assets. Our software and related documentation will be protected principally under United States laws, which afford only limited protection, and the laws of some foreign jurisdictions provide less protection for our proprietary rights than the laws of the U.S. Unauthorized use and misuse of our IP by employees or third parties could have a material adverse effect on our business, financial condition and results of operations. The available legal remedies for unauthorized or misuse of our IP may not adequately compensate us for the damage caused by unauthorized use.

We may not manage our growth effectively, and our profitability may suffer.

Periods of expansion may strain our management team, or human resources and information systems. To manage growth successfully, we may need to add qualified managers and employees and periodically update our operating, financial and other systems, as well as our internal procedures and controls. We also must effectively motivate, train, and manage a larger professional staff. If we fail to add or retain qualified managers, employees and contractors when needed, estimate costs, or manage our growth effectively, our business, financial results and financial condition may suffer.

We cannot be assured that we can successfully manage growth through acquisitions and the integration of the companies and assets we acquire or that they will result in the financial, operational, and other benefits that we anticipate. Some acquisitions may not be immediately accretive to earnings, and some expansion may result in significant expenditures.

In periods of declining growth, underutilized employees and contractors may result in expenses and costs being a greater percentage of revenues. In such situations, we will have to weigh the benefits of decreasing our workforce or limiting our service offerings and saving costs against the detriment that Superstar Platforms Inc. could experience from losing valued professionals and their industry expertise and clients.

Our business, financial condition, results of operations and growth could be harmed by the effects of the COVID-19 pandemic.

We are subject to risks related to the public health crises such as the global pandemic associated with the coronavirus (COVID-19). In December 2019, a novel strain of coronavirus, SARS-CoV-2, was reported to have surfaced in Wuhan, China. Since then, SARS-CoV-2, and the resulting disease COVID-19, has spread to most countries, and all fifty states within the United States. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The COVID-19 pandemic is no longer a national emergency but is considered still to be a public health priority. Numerous governmental jurisdictions have imposed in the past, and others in the future may impose, “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. Such orders or restrictions, and the perception that such orders or restrictions could occur, have resulted in business closures, work stoppages, slowdowns and delays, work-from-home policies, travel restrictions and cancellation of events, among other effects, thereby negatively impacting our customers, employees, and offices, among others. We may experience further limitations on employee resources in the future, because of sickness of employees or their families.

The widespread COVID-19 pandemic has resulted in, and may continue to result in, significant volatility and uncertainty in U.S. financial markets, which may reduce our ability to access capital, which could in the future negatively affect our liquidity.

We may not secure the capital required to develop our business.

Our business is dependent on securing additional capital. If we fail to secure the required capital our business will fail.

Going Concern Risk Factor

Although our financial statements have been prepared on a going-concern basis, we have accumulated significant losses and have negative cash flows from operations that could adversely affect our ability to secure additional capital to fund our operations or limit our ability to react to changes in the economy or our industry. These additional risks or uncertainties not presently known to us, or that we currently deem immaterial, raise substantial doubt about our ability to continue as a going concern.

Under Accounting Standards Update (“ASU”) 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40) Accounting Standards Codification (“ASC 205-40”), Superstar Platforms Inc. has the responsibility to evaluate whether conditions and/or events raise substantial doubt about its ability to meet its future financial obligations as they become due within one year after the date that the financial statements are issued. As required by ASC 205-40, this evaluation shall initially not take into consideration the potential mitigating effects of plans that have not been fully implemented as of the date the financial statements are issued. Management has assessed Superstar Platforms Inc.’s ability to continue as a going concern in accordance with the requirement of ASC 205-40.

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP and the rules and regulations of the SEC. The consolidated financial statements have been prepared using U.S. GAAP applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. Superstar Platforms Inc. has accumulated significant losses and has negative cash flows from operations and, on December 31, 2024, had a working capital deficit and accumulated a deficit of $1,499,668, respectively. In addition, the Company’s cash position is critically deficient, and critical payments are not being made in the ordinary course of business, all of which raises substantial doubt about Superstar Platforms Inc.’s ability to continue as a going concern. Management’s plans with respect to alleviating the adverse financial conditions that caused management to express substantial doubt about Superstar Platforms Inc.’s ability to continue as a going concern are discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Superstar Platforms Inc. has incurred substantial costs in connection with the acquisition of the Platform which may include accounting, tax, legal and other professional services costs, recruiting, and relocation costs associated with hiring key senior management personnel who are new to Superstar Platforms Inc., tax costs and costs to separate information systems, among other costs. The cost of performing such functions is anticipated to be higher than the amounts reflected in Superstar Platforms Inc.’s historical financial statements, which would cause its future losses to increase. Accordingly, Superstar Platforms Inc. will continue to focus on increasing revenues.

There can be no assurance that Superstar Platforms Inc. will be able to achieve its business plan, raise any additional capital or secure the additional financing necessary to implement its current operating plan. The ability of Superstar Platforms Inc. to continue as a going concern is dependent upon its ability to significantly increase its revenues and eventually achieve profitable operations. The accompanying consolidated financial statements do not include any adjustments that might be necessary if Superstar Platforms Inc. is unable to continue as a going concern.

Risks Related to Our Common Stock

Our stock is considered a “penny stock,” and is therefore considered risky.

OTC Pink Sheet stocks, and especially those being offered for less than $5.00 per share, are often known as “penny stocks” and are subject to regulations which mandate the dispersion of certain disclosures to potential investors prior to any investor’s purchase of any penny stocks. Penny stocks are low-priced securities with low trading volume. Consequently, the price of the stock is often volatile, and investors may be unable to buy or sell the stock when you desire. The SEC extensively monitors “penny stocks,” and such regulations are enumerated in Exchange Act Section 15(h) and Exchange Act Rules 3a51-1 and 15g-1 through 15g-100. With certain exceptions, brokers selling our stock must adhere to the SEC’s “penny stock” regulations, which requirements include, but are not limited to, the following:

●	Brokers must provide you with a risk disclosure document relating to the penny stock market.

●	Brokers must disclose price quotations and other information relating to the penny stock market.

●	Brokers must disclose any compensation they receive from the sale of our stock.

●	Brokers must provide a disclosure of any compensation paid to any associated persons in connection with transactions relating to our stock.

●	Brokers must provide you with quarterly account statements.

●	Brokers may not sell any of our stock that is held in escrow or trust accounts.

●	Prior to selling our stock, brokers must approve your account for buying and selling penny stocks.

●	Brokers must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.

These additional sales practices and the disclosure requirements could impede the sale of our securities. In addition, the liquidity of our securities may be adversely affected, with related adverse effects on the price of our securities.

The Company’s business is highly regulated under applicable laws, and if it fails to comply with these laws, the Company’s business could be adversely affected.

The Company’s products and services are subject to extensive regulation, supervision, and licensing under various federal, state, local and foreign statutes, ordinances, and regulations. These state laws, rules and regulations generally require licensing as a pawnbroker, lender or credit services organization or credit access business (“CSO”), establish limits on the amount, duration, renewals or extensions of and charges for (including interest rates and fees) various categories of loans, direct the form and content of the Company’s loan contracts and other documentation, restrict collection practices, and may subject the Company to periodic examination by state regulatory authorities, among other things. Because pawn loans, short-term loans, line of credit accounts and installment loans, such as those provided by the Company, are viewed as extensions of credit, in the United States, the Company must comply with certain federal laws, such as the federal Truth-in-Lending Act and Regulation Z adopted under that Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Electronic Funds Transfer Act, the Gramm-Leach-Bliley Act and Title X of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), among other laws, and with respect to the Company’s CSO programs, the Fair Debt Collection Practices Act. In addition, the Company’s marketing efforts and the representations made about its products and services are subject to federal and state unfair and deceptive practice statutes, including the Federal Trade Commission Act and analogous state statutes under which the Federal Trade Commission (the “FTC”), state attorneys general or private plaintiffs may bring legal actions. The Company is also subject to various foreign laws in connection with the products or services it offers in Australia, Canada, Mexico, and the United Kingdom, which are discussed below. Compliance with applicable laws, rules and regulations requires forms, processes, procedures, controls, and the infrastructure to support these requirements. Compliance may also create operational constraints, be costly or affect operating results. See “Item 1. Business—Regulation” for further discussion of the laws applicable to the Company.

The Company’s failure to comply with applicable laws, rules and regulations could subject it to regulatory enforcement actions, result in the assessment against it of civil, monetary, criminal or other penalties (some of which could be significant in the case of knowing or reckless violations), result in the issuance of cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief), require the Company to refund interest or fees, result in a determination that certain loans are not collectible, result in a revocation of licenses, result in a finding that it has engaged in unfair and deceptive practices or cause damage to the Company’s reputation, brands and valued customer relationships, any of which could have a material adverse effect on the Company’s business, prospects, results of operations, financial condition and cash flows.

New laws or regulations or adverse changes in, or the interpretation or enforcement of, existing laws or regulations affecting the Company’s products and services could negatively impact its operations.

Governments at the national, state, and local levels, as well as foreign governments, may seek to impose new regulatory restrictions or licensing requirements that affect the Company’s products or services. They may also interpret or enforce existing requirements in new ways that could restrict the Company’s ability to continue its current methods of operation or to expand operations and may have a negative effect on its business, prospects, results of operations, financial condition, and cash flows.

In recent years, consumer loans, such as those offered by the Company, have come under increased regulatory scrutiny that has resulted in increasingly restrictive regulations and legislation that makes offering such loans in certain states in the United States or the foreign countries where the Company operates (as further described below) less profitable or unattractive to the Company. This scrutiny may result in the Company changing some of the consumer loan products offered in those states and may reduce the profitability or volume of consumer loans in some of those states. Other laws adversely impact the availability of some of the Company’s consumer loan products in the United States to active duty military personnel, active members of the National Guard or members on active reserve duty and their immediate dependents. In addition, the Company’s business is subject to various local rules and regulations such as local zoning regulation and permit licensing. Local jurisdictions’ efforts to restrict pawnshop operations and short-term lending through the use of local zoning and permitting laws have been increasing and could reduce profitability and volume of the loans offered or impair the Company’s ability to continue current operations in those jurisdictions.

Certain consumer advocacy groups and federal and state legislators have asserted that laws and regulations should be tightened so as to severely limit, if not eliminate, the availability of certain consumer loan products to consumers, and this has resulted in both the executive and legislative branches of the U.S. federal government and state governmental bodies exhibiting an interest in debating legislation that could further regulate consumer loan products such as those offered by the Company. The U.S. Congress, as well as similar state and local bodies and similar foreign governmental authorities, have debated, and may in the future adopt, proposed legislation that could, among other things, place a cap on the effective annual percentage rate on the amount of interest or fees that may be charged, ban or limit loan renewals or extensions (where the customer agrees to pay the current finance charge on a loan for the right to make payment of the outstanding principal balance of such loan at a later date plus an additional finance charge), including the rates to be charged for loan renewals or extensions, require the Company to offer an extended payment plan, allow for only minimal origination fees for advances, require short-term lenders to be bonded or require lenders to report consumer loan activity to databases designed to monitor or restrict consumer borrowing activity by limiting the number of consumer loans that customers may receive or have outstanding, or impose “cooling off” periods between the time a loan is paid off and another loan is obtained. The Company cannot currently assess the likelihood of any future unfavorable federal or state legislation or regulations being proposed or enacted that could affect the Company’s products and services. The Company closely monitors proposed legislation being discussed in states where it does business, especially states where it offers consumer loan products. There can be no assurance that additional legislative or regulatory initiatives will not be enacted that could severely restrict, prohibit, or eliminate the Company’s ability to offer a consumer loan product. In addition, under statutory authority, state regulators have broad discretionary power and may impose new licensing requirements, interpret or enforce existing regulatory requirements in different ways or issue new administrative rules, even if not contained in state statutes, that could affect the way the Company does business and may force the Company to terminate or modify its operations in particular states or affect its ability to obtain new licenses or renew the licenses it holds.

Any of these or other legislative or regulatory actions that affect the Company’s pawn or consumer loan business at the national, state, and local level could, if enacted, have a material adverse impact on the Company’s business, prospects, results of operations, financial condition and could impair the Company’s ability to continue current operations.

The Consumer Financial Protection Bureau could have a significant impact on the Company’s U.S. consumer loan business.

The Consumer Financial Protection Bureau (the “CFPB”), which regulates consumer financial products and services, including consumer loans offered by the Company, has regulatory, supervisory and enforcement powers over providers of consumer financial products and services, including the explicit supervisory authority to examine and require registration of such providers. The CFPB has begun exercising supervisory review over and examining certain non-bank providers of consumer financial products and services, including providers of consumer loans such as the Company. The CFPB’s examination authority permits CFPB examiners to inspect the books and records of providers of short-term, small dollar lenders, such as the Company, and ask questions about their business practices, and the examination procedures include specific modules for examining marketing activities, loan application and origination activities, payment processing activities and sustained use by consumers, collections, accounts in default, consumer reporting and third-party relationships, as well as compliance programs. As a result of these examinations of non-bank providers of consumer credit, the Company could be required to change its practices or procedures, whether as a result of another party being examined or as a result of an examination of the Company, or could be subject to monetary penalties, which could adversely affect the Company.

In addition to having the authority to obtain monetary penalties for violations of applicable federal consumer financial laws (including the CFPB’s own rules), the CFPB can require remediation of practices, pursue administrative proceedings or litigation and obtain cease and desist orders (which can include orders for restitution or rescission of contracts, as well as other kinds of affirmative relief). Also, where a company has violated Title X of the Dodd-Frank Act or CFPB regulations implemented under Title X of the Dodd-Frank Act, the Dodd-Frank Act empowers state attorneys general and state regulators to bring civil actions to remedy violations of state law. If the CFPB or one or more state attorneys general or state regulators believe that the Company has violated any of the applicable laws or regulations, they could exercise their enforcement powers in ways that could have a material adverse effect on the Company’s business, prospects, results of operations, financial condition, and cash flows.

If the CFPB adopts any rules or regulations that significantly restrict the conduct of the Company’s consumer loan business, any such rules or regulations could have a material adverse effect on the Company’s business, prospects, results of operations, financial condition and cash flows or could make the continuance of all or part of the Company’s U.S. consumer loan business impractical or unprofitable. Any new rules or regulations adopted by the CFPB could also result in significant compliance costs.

FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculatively low-priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker dealers to recommend their customers buy our common stock, which may have the effect of reducing the trading activity in our common stock. As a result, fewer broker-dealers may be willing to make a market in our common stock, reducing a stockholder’s ability to resell shares of our common stock, thereby potentially reducing the liquidity of our common stock.

We have no plans to pay dividends on our Common Stock.

We have not previously paid any cash dividends, nor have we decided to pay dividends on any share of preferred stock or shares of Common Stock. There can be no assurance that our operations will result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows. Furthermore, there is no assurance that the Board of Directors will declare dividends even if profitable. Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors.

If we issue additional shares in the future, it will result in the dilution of our existing shareholders.

Superstar Platforms Inc. has authorized one billion shares of $0.001 par value Common Stock of which 180,147,046 were issued and outstanding as of July 3, 2025. These shares have one vote per share. The issuance of any such shares may result in a reduction in the market price of our outstanding shares of our common stock.

We are a “smaller reporting company” and we cannot be certain if the reduced disclosure requirements applicable to smaller reporting companies will make our Common Stock less attractive to investors.

We are a “smaller reporting company,” as defined in Rule 12b-2 under the Exchange Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including “emerging growth companies” such as, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Our status as a smaller reporting company is determined on an annual basis. We cannot predict if investors will find our Common Stock less attractive or our Company less comparable to certain other public companies because we will rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future financial results may not be as comparable to the financial results of certain other companies in our industry that adopted such standards. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock and our stock price may be more volatile.

The requirements of being a reporting public company may strain our resources, divert management’s attention, and affect our ability to attract and retain additional executive management and qualified board members.

As a reporting public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the Dodd-Frank Act, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly and increase demand on our systems and resources, particularly after we are no longer a “smaller reporting company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. As a “smaller reporting company,” we receive certain reporting exemptions under the Sarbanes-Oxley Act.

Changing laws, regulations and standards relating to corporate governance and public disclosure creates uncertainty for public companies, increases legal and financial compliance costs and increase time expenditures for internal personnel. These laws, regulations and standards are subject to interpretation, in many cases due to their lack of specificity, and their application in practice may evolve over time as regulators and governing bodies provide new guidance. These changes may result in continued uncertainty regarding compliance matters and may necessitate higher costs due to ongoing revisions to filings, disclosures, and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate regulatory or legal proceedings against us, and our business may be adversely affected.

As a public company under these rules and regulations, we expect that it may make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board of Directors and could also make it more difficult to attract qualified executive officers.

Our stock price may be volatile, which may result in losses to our shareholders.

The stock markets have experienced and may experience significant price and trading volume fluctuations, and the market prices of companies quoted on the Pink Tier of the OTC Marketplace, which is where our stock is currently quoted, have experienced sharp share price and trading volume changes. The trading price of our common stock is likely to be volatile and could fluctuate widely in response to many factors both in and outside of our control, and include but are not limited to the following:

●	variations in our operating results;

●	changes in expectations of our future financial performance, including financial estimates by securities analysts and investors;

●	changes in operating and stock price performance of other companies in our industry;

●	additions or departures of key personnel; and

●	future sales of our common stock.

Stock markets often experience significant price and volume fluctuations. These fluctuations, as well as general economic and political conditions unrelated to our performance, may adversely affect the price of our common stock.

Volatility in the price of our common stock may subject us to securities litigation.

The market for our common stock may be characterized by significant price volatility as compared to seasoned issuers, and we expect that our share price will be more volatile than a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

Our common stock may become thinly traded and you may be unable to sell at or near ask prices, or at all.

We cannot predict the extent to which an active public market for trading our common stock will be sustained. The trading volume of our common stock may be sporadically or “thinly traded,” meaning that the number of persons interested in purchasing our common stock at or near bid prices at certain given time may be small or non-existent.

This situation is attributable to several factors, including the fact that we are a small company which is unknown to stock analysts, stockbrokers, institutional investors, and others in the investment community who generate or influence sales volume. Even if we came to the attention of such people, those people may be reluctant to follow, purchase, or recommend the purchase of shares of an unproven company such as ours until such time as we become more seasoned and viable. Consequently, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common stock will develop or be sustained.

The market price for our common stock may become volatile given our status as a small company, which could lead to wide fluctuations in our share price. You may be unable to sell your common stock at or above your purchase price if at all, which may result in substantial losses to you.

The market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include but are not limited to: (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be able to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the volatility of our share price.

General Risk Statement

Based on all the foregoing, we believe it is possible for future revenue, expenses, and operating results to vary significantly from quarter to quarter and year to year. As a result, quarter-to-quarter and year-to-year comparisons of operating results are not necessarily meaningful or indicative of future performance. Furthermore, we believe that it is possible that in any given quarter or fiscal year our operating results could differ from the expectations of public market analysts or investors. In such an event or if adverse conditions prevail, or are perceived to prevail, with respect to our business or generally, the market price of our Common Stock would likely decline.

Amended version:

Item 1A-Risk Factors

RISK FACTORS

An investment in our common stock is highly speculative and involves a high degree of risk. In determining whether to purchase Superstar Platforms Inc.’s common stock, an investor should carefully consider all the material risks described below, together with the other information contained in this report. An investor should only purchase Superstar Platforms Inc.’s securities if he or she can afford to suffer the loss of his or her entire investment.

General Business and Industry Risks

An inability to retain our senior management team would be detrimental to the success of our business.

We rely heavily on our senior management team; our ability to retain them is particularly important to our future success. Given the highly specialized nature of our services the senior management team must have a thorough understanding of our product and service offerings as well as the skills and experience necessary to manage an organization consisting of a diverse group of professionals and external parties. In addition, we rely on our senior management team to generate and market our business successfully in a crowded, complex, and legislatively bound marketplace. Further, our senior management’s personal reputation and relationships with our clients are a critical element in obtaining and maintaining client engagements. We will enter into non-solicitation agreements with our senior management team, and we will also enter into well-scoped non-competition agreements. If one or more members of our senior management team leave and we cannot replace them with a suitable candidate quickly, we could experience difficulty in securing and successfully completing engagements and managing our business properly, which could harm our business prospects and results of operations.

Our inability to hire and retain talented people in an industry where there is great competition for talent could have a serious negative effect on our prospects and results of operations.

 Superstar Platforms, is a company that seeks to own and control a diversified portfolio of subsidiaries across various industries. Growth will primarily be driven through strategic acquisitions. Currently Superstar Platforms owns PawnTrust— a specialized marketplace designed exclusively for the approximately 11,000 pawn shops across the country. The online marketplace (www.pawntrust.com) digitizes the inventory using advanced image recognition algorithms to automate item descriptions of the participating pawn shops and markets them on a national scale. The marketplace contains cutting-edge technology that streamlines the borrowing, buying, and bartering transactions typically found at a pawn shop. These enhancements let consumers experience a frictionless shopping experience on their mobile app that gives them instant access to this nationwide inventory of pawn shops. Not only does this provide a more efficient way for consumers to shop, eliminating the need to visit multiple stores, but it also amplifies the reach of individual pawn shop owners. By joining the PawnTrust- ‘Pawn Partners’ network, shop owners gain access to a broader audience, enhancing their visibility and sales opportunities. This innovative approach aligns customer convenience with business growth, reshaping how people interact with the pawn industry. Consumers that purchase items outside of their local area will have their items conveniently shipped to them. As the intermediary in each transaction, PawnTrust earns a fee on every item sold in the marketplace. Many of these local pawn shops lack an online presence or the capital to market their inventory on a national scale. By bridging this gap, PawnTrust opens opportunities for incremental sales from a wider buying base, effectively transforming the pawn shop and micro-lending industries. This model not only supports local businesses but also extends their reach, driving growth and innovation within the market. .Our success depends largely on our general ability to attract, develop, motivate, and retain highly skilled professionals. Further, we must successfully maintain the right mix of professionals with relevant experience and skill sets as we grow, as we expand into new service offerings, and as the market evolves. The loss of a considerable number of our professionals, the inability to attract, hire, develop, train, and retain additional skilled personnel, or the failure to maintain the right mix of professionals could have a serious negative effect on us, including our ability to manage, staff, and successfully complete our existing engagements and obtain new engagements. Qualified professionals are in great demand, and we face significant competition from both senior and junior professionals with the requisite credentials and experience. Our principal competition for talent comes from other pawnshops and consulting firms as well as from organizations seeking to staff their internal professional positions. Many of these competitors may be able to offer significantly greater compensation and benefits or more attractive lifestyle choices, career paths, or geographic locations than we do. Therefore, we may not be successful in attracting and retaining the skilled people we require to conduct and expand our operations successfully. Increasing competition for these revenue-generating professionals may also significantly increase our labor costs, which could negatively affect our margins and results of operations.

Additional hiring, departures, business acquisitions and dispositions could disrupt our operations, increase our costs, or otherwise harm our business.

Our business strategy is dependent in part upon our ability to grow by hiring individuals or groups of individuals and by acquiring complementary businesses. However, we may be unable to identify, hire, acquire, or successfully integrate new employees and acquired businesses without substantial expense, delay, or other operational or financial obstacles. From time to time, we will evaluate the total mix of products and services we provide, and we may conclude that businesses may not achieve the results we previously expected. Competition for future hiring and acquisition opportunities in our markets could increase the compensation we offer to potential employees or the prices we pay for businesses we wish to acquire. In addition, we may be unable to achieve the financial, operational, and other benefits we anticipate from any hiring or acquisition, as well as any disposition, including those we have completed so far. New acquisitions could also negatively impact existing practices and cause current employees to depart. Hiring additional employees or acquiring businesses could also involve several additional risks, including:

●	the diversion of management time, attention, and resources from managing and marketing our Company;

●	the failure to retain key acquired personnel or existing personnel who may view the acquisition unfavorably;

●	the potential loss of clients of acquired businesses;

●	the need to compensate new employees while they wait for their restrictive covenants with other institutions to expire;

●	the potential need to raise significant amounts of capital to finance a transaction or the potential issuance of equity securities that could be dilutive to our existing shareholders;

●	increased costs to improve, coordinate, or integrate managerial, operational, financial, and administrative systems;

●	the potential assumption of liabilities of an acquired business;

●	the inability to attain the expected synergies with an acquired business;

●	the usage of earn-outs based on the future performance of our business acquisitions may deter the acquired company from fully integrating into our existing business;

●	the perception of inequalities if diverse groups of employees are eligible for different benefits and incentives or are subject to different policies and programs; and

●	difficulties in integrating diverse backgrounds and experiences of consultants, including if we experience a The transition period for newly hired consultants results in a temporary drop in our utilization rates or margins.

Our intangible assets primarily consist of customer relationships, trade names, customer contracts, technology, and software. We evaluate our intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Determining the fair value of a reporting unit requires us to make significant judgments, estimates, and assumptions. While we believe that the estimates and assumptions underlying our valuation methodology are reasonable, these estimates and assumptions could have a significant impact on whether a non-cash goodwill impairment charge is recognized and the magnitude of any such charge. The results of an impairment analysis are as of a point in time. There is no assurance that the actual future earnings or cash flows of our reporting units will be consistent with our projections. We will monitor any changes to our assumptions and will evaluate goodwill as deemed warranted during future periods. Any significant decline in our operations could result in additional non-cash goodwill impairment charges.

Changes in capital markets, legal or regulatory requirements, and general economic or other factors beyond our control could reduce demand for our services, in which case our revenues and profitability could decline.

Several factors outside of our control affect demand for our services. These include:

●	fluctuations in the U.S. and world economies;

●	the U.S. or global financial markets and the availability, costs, and terms of credit;

●	changes in laws and regulations; and

●	other economic factors and general business conditions.

We are not able to predict the positive or negative effects that future events or changes to the U.S. or global economy, financial markets, or regulatory and business environment could have on our operations.

Changes in U.S. tax laws could have a material adverse effect on our business, cash flow, results of operations and financial conditions.

We are subject to income and other taxes in the U.S. at the state and federal level. Changes in applicable U.S. state or federal tax laws and regulations, or their interpretation and application, could materially affect our tax expense and profitability. The Company has not filed its federal tax returns for the last 11 years. The Company does not anticipate material adjustments of its tax liabilities when such returns are filed, but there is no guarantee that such filings will not have a material adverse effect.

If we are unable to manage fluctuations in our business successfully, we may not be able to achieve profitability.

To successfully manage growth, we must periodically adjust and strengthen our operating, financial, accounting, and other systems, procedures, and controls, which could increase our costs and may adversely affect our gross profits and our ability to achieve profitability if we do not generate increased revenues to offset the costs. As a public company, our information and control systems must enable us to prepare accurate and timely financial information and other required disclosures. If we discover deficiencies in our existing information and control systems that impede our ability to satisfy our reporting requirements, we must successfully implement improvements to those systems in an efficient and timely manner.

The nature of our services and the general economic environment make it difficult to predict our future operating results. To achieve profitability, we must:

●	attract, integrate, retain, and motivate highly qualified professionals;

●	achieve and maintain adequate utilization and suitable billing rates for our revenue-generating professionals;

●	expand our existing relationships with our clients and identify new clients in need of our services;

●	successfully resell product/ engagements and secure new client sales/engagements every year;

●	maintain and enhance our brand recognition; and

●	adapt quickly to meet changes in our markets, our business mix, the economic environment, the credit markets, and competitive developments.

Our financial results could suffer if we are unable to achieve or maintain adequate utilization and suitable billing rates for our products and services.

It is likely that our quarterly results of operations may fluctuate in the future because of certain factors, some of which may be outside of our control.

Superstar Platforms, Inc owns PawnTrust which is an exclusive online marketplace dedicated to serving the unique needs of pawn shops. Our platform connects pawn shops with a network of buyers and sellers, creating an efficient marketplace designed to optimize business opportunities in the pawn industry. In addition to our marketplace services, PawnTrust provides tailored small business lending solutions, with a core focus on supporting the growth and operational needs of pawn shops. Our lending options offer accessible financing designed to help pawn shops expand inventory, manage cash flow, and invest in growth initiatives. A key element of our strategy is to market our products and services directly to certain specific organizations, and to increase the number of our products and services utilized by existing clients. The sales cycle for some of our products and services is often lengthy and may involve significant commitment of client personnel. Consequently, the commencement date of a client engagement often cannot be accurately forecasted. Certain of our client contracts contain terms that result in revenue being deferred and cannot be recognized until the occurrence of certain events. As a result, the period between contract signing and recognition of associated revenue may be lengthy, and we are not able to predict with certainty the period in which revenue will be recognized.

Certain of our contracts state that some portion or all our fees are at risk if our services do not result in the achievement of certain performance targets. To the extent that any revenue is contingent upon the achievement of a performance target, we only recognize revenue upon client confirmation that the performance targets have been achieved. If a client fails to provide such confirmation in a timely manner, our ability to recognize revenue will be delayed.

Fee discounts, pressure to not increase or even decrease our rates, and less advantageous contract terms could result in the loss of clients, lower revenues and operating income, higher costs, and less profitable engagements. More discounts or write-offs than we expect in any period would have a negative impact on the results of operations.

Other fluctuations in our quarterly results of operations may be due to several other factors, some of which are not within our control, including:

●	the timing and volume of client invoices processed, and payments received, which may affect the fees payable to us under certain of our engagements;

●	client decisions regarding renewal or termination of their contracts;

●	the amount and timing of costs related to the development or acquisition of technologies or businesses; and

●	unforeseen legal expenses, including litigation and other settlement gains or losses.

Our business is becoming increasingly dependent on information technology and will require additional investments to grow and meet the demands of our clients.

We depend on the use of sophisticated technologies and systems. Some of the services may become dependent on the use of software applications and systems that we do not own and could become unavailable. Moreover, our technology platforms will require continuing investments by us to expand existing service offerings and develop complementary services. Our future success depends on our ability to adapt our services and infrastructure while continuing to improve the performance, features, and reliability of our services in response to the evolving demands of the marketplace.

Adverse changes to our relationships with key third-party vendors, or in the business of our key third-party vendors, could unfavorably impact our business.

A portion of our services and solutions depend on technology or software provided by third-party vendors. Some of these third-party vendors refer potential clients to us, and others require that we obtain their permission prior to accessing their software. These third-party vendors could terminate their relationship with us without cause and with little or no notice, which could limit our service offerings and harm our financial condition and operating results. In addition, if a third-party vendor’s business changes or is reduced, that could adversely affect our business. Moreover, if third-party technology or software that is important to our business does not continue to be available or utilized within the marketplace, or if the services that we provide to clients are no longer relevant in the marketplace, our business may be unfavorably impacted.

We could experience system failures, service interruptions, or security breaches that could negatively impact our business.

Our organization is comprised of employees who work on matters throughout the United States. We may be subject to disruption to our operating systems from technological events that are beyond our control, including the possibility of failures at third-party data centers, disruptions to the Internet, natural disasters, power losses, and malicious attacks. In addition, despite the implementation of security measures, our infrastructure and operating systems, including the Internet and related systems, may be vulnerable to physical break-ins, hackers, improper employee or contractor access, computer viruses, programming errors, denial-of-service attacks, or other attacks by third parties seeking to disrupt operations or misappropriate information or similar physical or electronic breaches of security. While we have taken and are taking reasonable steps to prevent and mitigate the damage of such events, including implementation of system security measures, information backup, and disaster recovery processes, those steps may not be effective and there can be no assurance that any such steps can be effective against all risks. We will need to continue to invest in technology to achieve the redundancies necessary to prevent service interruptions. Access to our systems because of security breach, the failure of our systems, or the loss of data could result in legal claims or proceedings, liability, or regulatory penalties and disruption operations, which could adversely affect our business and financial results.

Our reputation could be damaged, and we could incur additional liabilities if we fail to protect client and employee data of our own accord or if our information systems are breached.

We rely on information technology systems to process, transmit, and store electronic information and to communicate among our locations and with our clients, partners, and employees. The breadth and complexity of this infrastructure increases the potential risk of security breaches which could lead to potential unauthorized disclosure of confidential information.

In providing services to clients, we may manage, utilize, and store sensitive or confidential client data. In addition, many states, and U.S. federal governmental authorities have adopted, proposed, or are considering adopting or proposing, additional data security and/or data privacy statutes or regulations. Continued governmental focus on data security and privacy may lead to additional legislative and regulatory action, which could increase the complexity of doing business. The increased emphasis on information security and the requirements to comply with applicable U.S. data security and privacy laws and regulations may increase our costs of doing business and negatively impact our results of operations.

These laws and regulations are increasing in complexity and number. If any person, including any of our employees, negligently disregards or intentionally breaches our established controls with respect to client data, or otherwise mismanages or misappropriates that data, we could be subject to significant monetary damages, regulatory enforcement actions, fines, and/or criminal prosecution.

In addition, unauthorized disclosure of sensitive or confidential client data, whether through systems failure, employee negligence, fraud, or misappropriation, could damage our reputation and cause us to lose clients and their related revenue in the future.

Changes in capital markets, legal or regulatory requirements, general economic conditions and monetary or geo-political disruptions, as well as other factors beyond our control, could reduce demand for our practice offerings or services, in which case our revenues and profitability could decline.

Several factors outside of our control could affect demand for our practices and our services. These include:

●	fluctuations in the U.S. economy, including economic recessions and the strength and rate of any general economic recoveries;

●	the U.S. financial markets and the availability, costs and terms of credit and credit modifications;

●	business and management crises, including the occurrence of alleged fraudulent or illegal activities and practices;

●	new and complex laws and regulations, repeals of existing laws and regulations or changes of enforcement of laws, rules and regulations;

●	other economic, geographic, or political factors; and

●	general business conditions.

We are not able to predict the positive or negative effects that future events or changes to the U.S. economy will have on our business. Fluctuations, changes, and disruptions in finance, credit, mergers and acquisitions and other markets, political instability and general business factors could impact various operations and could affect such operations differently. Changes to factors described above, as well as other events, including by way of example, contractions of regional economies, monetary systems, banking, real estate and retail or other industries; debt or credit difficulties or defaults by businesses; new, repeals of or changes to laws and regulations, including changes to the bankruptcy and competition laws of the U.S.; a decline in the implementation or adoption of new laws of regulation, or in government enforcement, litigation or monetary damages or remedies that are sought; or political instability may have adverse effects on our business.

Our revenues, operating income and cash flow are likely to fluctuate.

We expect to experience fluctuations in our revenues and cost structure and the resulting operating income and cash flows. We may experience fluctuations in our annual and quarterly financial results, including revenues, operating income and earnings per share, for reasons that include (i) the types and complexity, number, size, timing and duration of client engagements; (ii) the timing of revenue recognition under accounting principles generally accepted in the United States of America (“U.S. GAAP”); (iii) the utilization of revenue-generating professionals, including the ability to adjust staffing levels up or down to accommodate our business and prospects; (iv) the time it takes before a new hire becomes profitable; (v) the geographic locations of our clients or the locations where services are rendered; (vi) billing rates and fee arrangements, including the opportunity and ability to successfully reach milestones and complete projects, and collect for them; (vii) the length of billing and collection cycles and changes in amounts that may become uncollectible; (viii) changes in the frequency and complexity of government regulatory and enforcement activities; and (ix) economic factors beyond our control.

We may also experience fluctuations in our operating income and related cash flows because of increases in employee compensation, including changes to our incentive compensation structure and the timing of incentive payments. Also, the timing of investments or acquisitions and the cost of integrating them may cause fluctuations in our financial results, including operating income and cash flows. This volatility may make it difficult to forecast our future results with precision and to assess accurately whether increases or decreases in any one or more quarters are likely to cause annual results to exceed or fall short of expectations.

Our Company faces certain risks, including (i) industry consolidation and a heightened competitive environment, (ii) downward pricing pressure, (iii) technology changes and obsolescence, (iv) failure to protect client information against cyber-attacks and (v) failure to protect IP, which individually or together could cause the financial results and prospects of the Company to decline.

Our Company is facing significant competition from other consultants and/or lenders. There continues to be significant consolidation of companies providing products and services like those offered by our Company, which may provide competitors with greater financial and other resources than those of Superstar Platforms Inc. This industry is subject to significant and rapid innovation. Larger competitors may be able to invest more in research and development, react more quickly to new regulatory or legal requirements and other changes, or innovate more quickly and efficiently.

The software and products of our Company are subject to rapid technological innovation. There is no guarantee that we will successfully develop new versions of our software or other products. Our software may not keep pace with necessary changes and innovation. There is no assurance that new, innovative, or improved software or products will be developed, compete effectively with the software and technology developed and offered by competitors, be price competitive with other companies providing similar software or products, or be accepted by our clients or the marketplace. If Superstar Platforms Inc. is unable to develop and offer competitive software and products or is otherwise unable to capitalize on market opportunities, the impact could adversely affect our operating margins and financial results.

We may face cyber-based attacks and attempts by hackers and similar unauthorized users to gain access to or corrupt our information technology systems. Such attacks could disrupt our business operations, cause us to incur unanticipated losses or expenses, and result in unauthorized disclosures of confidential or proprietary information. Although we seek to prevent, detect, and investigate these network security incidents, and have taken steps to mitigate the likelihood of network security breaches, there can be no assurance that attacks by unauthorized users will not be attempted in the future or that our security measures will be effective.

We rely on a combination of, trade secrets, confidentiality, and other contractual provisions to protect our assets. Our software and related documentation will be protected principally under United States laws, which afford only limited protection, and the laws of some foreign jurisdictions provide less protection for our proprietary rights than the laws of the U.S. Unauthorized use and misuse of our IP by employees or third parties could have a material adverse effect on our business, financial condition and results of operations. The available legal remedies for unauthorized or misuse of our IP may not adequately compensate us for the damage caused by unauthorized use.

We may not manage our growth effectively, and our profitability may suffer.

Periods of expansion may strain our management team, or human resources and information systems. To manage growth successfully, we may need to add qualified managers and employees and periodically update our operating, financial and other systems, as well as our internal procedures and controls. We also must effectively motivate, train, and manage a larger professional staff. If we fail to add or retain qualified managers, employees and contractors when needed, estimate costs, or manage our growth effectively, our business, financial results and financial condition may suffer.

We cannot be assured that we can successfully manage growth through acquisitions and the integration of the companies and assets we acquire or that they will result in the financial, operational, and other benefits that we anticipate. Some acquisitions may not be immediately accretive to earnings, and some expansion may result in significant expenditures.

In periods of declining growth, underutilized employees and contractors may result in expenses and costs being a greater percentage of revenues. In such situations, we will have to weigh the benefits of decreasing our workforce or limiting our service offerings and saving costs against the detriment that Superstar Platforms Inc. could experience from losing valued professionals and their industry expertise and clients.

Our business, financial condition, results of operations and growth could be harmed by the effects of the COVID-19 pandemic.

We are subject to risks related to the public health crises such as the global pandemic associated with the coronavirus (COVID-19). In December 2019, a novel strain of coronavirus, SARS-CoV-2, was reported to have surfaced in Wuhan, China. Since then, SARS-CoV-2, and the resulting disease COVID-19, has spread to most countries, and all fifty states within the United States. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. The COVID-19 pandemic is no longer a national emergency but is considered still to be a public health priority. Numerous governmental jurisdictions have imposed in the past, and others in the future may impose, “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. Such orders or restrictions, and the perception that such orders or restrictions could occur, have resulted in business closures, work stoppages, slowdowns and delays, work-from-home policies, travel restrictions and cancellation of events, among other effects, thereby negatively impacting our customers, employees, and offices, among others. We may experience further limitations on employee resources in the future, because of sickness of employees or their families.

The widespread COVID-19 pandemic has resulted in, and may continue to result in, significant volatility and uncertainty in U.S. financial markets, which may reduce our ability to access capital, which could in the future negatively affect our liquidity.

We may not secure the capital required to develop our business.

Our business is dependent on securing additional capital. If we fail to secure the required capital our business will fail.

Going Concern Risk Factor

Although our financial statements have been prepared on a going concern basis, we have accumulated significant losses and have negative cash flows from operations that could adversely affect our ability to secure additional capital to fund our operations or limit our ability to react to changes in the economy or our industry. These additional risks or uncertainties not presently known to us, or that we currently deem immaterial, raise substantial doubt about our ability to continue as a going concern.

Under Accounting Standards Update (“ASU”) 2014-15, Presentation of Financial Statements—Going Concern (Subtopic 205-40) Accounting Standards Codification (“ASC 205-40”), Superstar Platforms Inc. has the responsibility to evaluate whether conditions and/or events raise substantial doubt about its ability to meet its future financial obligations as they become due within one year after the date that the financial statements are issued. As required by ASC 205-40, this evaluation shall initially not take into consideration the potential mitigating effects of plans that have not been fully implemented as of the date the financial statements are issued. Management has assessed Superstar Platforms Inc.’s ability to continue as a going concern in accordance with the requirement of ASC 205-40.

The accompanying consolidated financial statements have been prepared in accordance with U.S. GAAP and the rules and regulations of the SEC. The consolidated financial statements have been prepared using U.S. GAAP applicable to a going concern that contemplates the realization of assets and liquidation of liabilities in the normal course of business. Superstar Platforms Inc. has accumulated significant losses and has negative cash flows from operations and, on December 31, 2024, had a working capital deficit and accumulated a deficit of $1,499,668, respectively. In addition, the Company’s cash position is critically deficient, and critical payments are not being made in the ordinary course of business, all of which raises substantial doubt about Superstar Platforms Inc.’s ability to continue as a going concern. Management’s plans with respect to alleviating the adverse financial conditions that caused management to express substantial doubt about Superstar Platforms Inc.’s ability to continue as a going concern are discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Superstar Platforms Inc. has incurred substantial costs in connection with the acquisition of the Platform which may include accounting, tax, legal and other professional services costs, recruiting, and relocation costs associated with hiring key senior management personnel who are new to Superstar Platforms Inc., tax costs and costs to separate information systems, among other costs. Our platform connects pawn shops with a network of buyers and sellers, creating an efficient marketplace designed to optimize business opportunities in the pawn industry. In addition to our marketplace services, PawnTrust provides tailored small business lending solutions, with a core focus on supporting the growth and operational needs of pawn shops. The cost of performing such functions is anticipated to be higher than the amounts reflected in Superstar Platforms Inc.’s historical financial statements, which would cause its future losses to increase. Accordingly, Superstar Platforms Inc. will continue to focus on increasing revenues.

There can be no assurance that Superstar Platforms Inc. will be able to achieve its business plan, raise any additional capital or secure the additional financing necessary to implement its current operating plan. The ability of Superstar Platforms Inc. to continue as a going concern is dependent upon its ability to significantly increase its revenues and eventually achieve profitable operations. The accompanying consolidated financial statements do not include any adjustments that might be necessary if Superstar Platforms Inc. is unable to continue as a going concern.

Risks Related to Our Common Stock

Our stock is considered a “penny stock,” and is therefore considered risky.

OTC Pink Sheet stocks, and especially those being offered for less than $5.00 per share, are often known as “penny stocks” and are subject to regulations which mandate the dispersion of certain disclosures to potential investors prior to any investor’s purchase of any penny stocks. Penny stocks are low-priced securities with low trading volume. Consequently, the price of the stock is often volatile, and investors may be unable to buy or sell the stock when you desire. The SEC extensively monitors “penny stocks,” and such regulations are enumerated in Exchange Act Section 15(h) and Exchange Act Rules 3a51-1 and 15g-1 through 15g-100. With certain exceptions, brokers selling our stock must adhere to the SEC’s “penny stock” regulations, which requirements include, but are not limited to, the following:

●	Brokers must provide you with a risk disclosure document relating to the penny stock market.

●	Brokers must disclose price quotations and other information relating to the penny stock market.

●	Brokers must disclose any compensation they receive from the sale of our stock.

●	Brokers must provide a disclosure of any compensation paid to any associated persons in connection with transactions relating to our stock.

●	Brokers must provide you with quarterly account statements.

●	Brokers may not sell any of our stock that is held in escrow or trust accounts.

●	Prior to selling our stock, brokers must approve your account for buying and selling penny stocks.

●	Brokers must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.

These additional sales practices and the disclosure requirements could impede the sale of our securities. In addition, the liquidity of our securities may be adversely affected, with related adverse effects on the price of our securities.

FINRA sales practice requirements may limit a stockholder’s ability to buy and sell our stock.

In addition to the “penny stock” rules described above, FINRA has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low-priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, FINRA believes that there is a high probability that speculatively low-priced securities will not be suitable for at least some customers. The FINRA requirements make it more difficult for broker-dealers to recommend their customers buy our common stock, which may have the effect of reducing the trading activity in our common stock. As a result, fewer broker-dealers may be willing to make a market in our common stock, reducing a stockholder’s ability to resell shares of our common stock, thereby potentially reducing the liquidity of our common stock.

We have no plans to pay dividends on our Common Stock.

We have not previously paid any cash dividends, nor have we decided to pay dividends on any share of preferred stock or shares of Common Stock. There can be no assurance that our operations will result in sufficient revenues to enable us to operate at profitable levels or to generate positive cash flows. Furthermore, there is no assurance that the Board of Directors will declare dividends even if profitable. Dividend policy is subject to the discretion of our Board of Directors and will depend on, among other things, our earnings, financial condition, capital requirements and other factors.

If we issue additional shares in the future, it will result in the dilution of our existing shareholders.

Superstar Platforms Inc. has authorized one billion shares of $0.001 par value Common Stock of which 180,147,046 were issued and outstanding as of July 3, 2025. These shares have one vote per share. The issuance of any such shares may result in a reduction in the market price of our outstanding shares of our common stock.

We are a “smaller reporting company” and we cannot be certain if the reduced disclosure requirements applicable to smaller reporting companies will make our Common Stock less attractive to investors.

We are a “smaller reporting company,” as defined in Rule 12b-2 under the Exchange Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including “emerging growth companies” such as, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Our status as a smaller reporting company is determined on an annual basis. We cannot predict if investors will find our Common Stock less attractive or our Company less comparable to certain other public companies because we will rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future financial results may not be as comparable to the financial results of certain other companies in our industry that adopted such standards. If some investors find our Common Stock less attractive as a result, there may be a less active trading market for our Common Stock and our stock price may be more volatile.

The requirements of being a reporting public company may strain our resources, divert management’s attention, and affect our ability to attract and retain additional executive management and qualified board members.

As a reporting public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the Dodd-Frank Act, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly and increase demand on our systems and resources, particularly after we are no longer a “smaller reporting company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. As a “smaller reporting company,” we receive certain reporting exemptions under the Sarbanes-Oxley Act.

Changing laws, regulations and standards relating to corporate governance and public disclosure creates uncertainty for public companies, increases legal and financial compliance costs and increase time expenditures for internal personnel. These laws, regulations and standards are subject to interpretation, in many cases due to their lack of specificity, and their application in practice may evolve over time as regulators and governing bodies provide new guidance. These changes may result in continued uncertainty regarding compliance matters and may necessitate higher costs due to ongoing revisions to filings, disclosures, and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate regulatory or legal proceedings against us, and our business may be adversely affected.

As a public company under these rules and regulations, we expect that it may make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board of Directors and could also make it more difficult to attract qualified executive officers.

Our stock price may be volatile, which may result in losses to our shareholders.

The stock markets have experienced and may experience significant price and trading volume fluctuations, and the market prices of companies quoted on the Pink Tier of the OTC Marketplace, which is where our stock is currently quoted, have experienced sharp share price and trading volume changes. The trading price of our common stock is likely to be volatile and could fluctuate widely in response to many factors both in and outside of our control, and include but are not limited to the following:

●	variations in our operating results;

●	changes in expectations of our future financial performance, including financial estimates by securities analysts and investors;

●	changes in operating and stock price performance of other companies in our industry;

●	additions or departures of key personnel; and

●	future sales of our common stock.

Stock markets often experience significant price and volume fluctuations. These fluctuations, as well as general economic and political conditions unrelated to our performance, may adversely affect the price of our common stock.

Volatility in the price of our common stock may subject us to securities litigation.

The market for our common stock may be characterized by significant price volatility as compared to seasoned issuers, and we expect that our share price will be more volatile than a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

Our common stock may become thinly traded and you may be unable to sell at or near ask prices, or at all.

We cannot predict the extent to which an active public market for trading our common stock will be sustained. The trading volume of our common stock may be sporadically or “thinly traded,” meaning that the number of persons interested in purchasing our common stock at or near bid prices at certain given time may be small or non-existent.

This situation is attributable to several factors, including the fact that we are a small company which is unknown to stock analysts, stockbrokers, institutional investors, and others in the investment community who generate or influence sales volume. Even if we came to the attention of such people, those people may be reluctant to follow, purchase, or recommend the purchase of shares of an unproven company such as ours until such time as we become more seasoned and viable. Consequently, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will support continuous sales without an adverse effect on share price. We cannot give you any assurance that a broader or more active public trading market for our common stock will develop or be sustained.

The market price for our common stock may become volatile given our status as a small company, which could lead to wide fluctuations in our share price. You may be unable to sell your common stock at or above your purchase price if at all, which may result in substantial losses to you.

The market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include but are not limited to: (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be able to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the volatility of our share price.

General Risk Statement

Based on all the foregoing, we believe it is possible for future revenue, expenses, and operating results to vary significantly from quarter to quarter and year to year. As a result, quarter-to-quarter and year-to-year comparisons of operating results are not necessarily meaningful or indicative of future performance. Furthermore, we believe that it is possible that in any given quarter or fiscal year our operating results could differ from the expectations of public market analysts or investors. In such an event or if adverse conditions prevail, or are perceived to prevail, with respect to our business or generally, the market price of our Common Stock would likely decline.

2. We note your revised disclosure in response to prior comment 4 and reissue. We note your reference to “the acquisition of the Platform.” Please revise to provide the definition of the “Platform,” and supplement your disclosure to describe such transaction, or advise. In this regard, we also note your reference to “the recent acquisition” under “ITEM 3-Properties.” To the extent you are referring to the same “acquisition” transaction, please also revise to provide additional details under that

Current Version:

ITEM 3-Properties

Superstar Platforms Inc. does not own any property, and in conjunction with the recent acquisition, the Company leases office space in Marietta GA for $1,000 per month for its corporate office.

Amended Version:

ITEM 3-Properties

Superstar Platforms Inc. does not own any property, , the Company leases office space in Marietta GA for $1,000 per month for its corporate office.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview

3. We note your disclosure that “[t]he Company operated as Dinewise Inc. until March 2025 when it changed its name to Superstar Platforms Inc.” We also note, however, your disclosure in the same paragraph stating that “[t]he Company operated Pawntrust Inc. until March 2025 when it changed its name to Superstar Platform Inc.” Please revise to clarify the discrepancies or advise.

Current Version:

History

The issuer was incorporated in the State of Nevada in 2002 as Simplagene USA Inc. and was known by that name until 2005. The Company operated as Dinewise Inc. until March 2025 when it changed its name to Superstar Platforms Inc. Aas of September 30, 2024, PawnTrust, Inc which engages in small business loans to thriving entrepreneurs,. added a marketplace exclusively for Pawn Shops to its business model. PawnTrust acts as an intermediary between the Pawn Shop and consumer using the best technology to streamline borrowing, buying, and bartering transactions through an app on a mobile phone. PawnTrust has established Pawn Partners, which are local Pawn Shops, in which inventory is extrapolated into the PawnTrust Marketplace. This allows the Pawn Shops to immediately and seamlessly have their inventory displayed nationally. PawnTrust works like an amplifier. Many of these local stores do not have a web presence nor capital to market their inventory on a national basis. By leveraging the PawnTrust national marketplace the local store can create incremental sales from a wider range of buyers.

Amended Version

History

The issuer was incorporated in the State of Nevada in 2002 as Simplagene USA Inc. and was known by that name until 2005. The Company operated as Dinewise Inc. until March 2025 when it changed its name to Superstar Platforms Inc. As of September 30, 2024, Dinewise Inc. which engages in small business loans to thriving entrepreneurs added a marketplace exclusively for Pawn Shops to its business model. PawnTrust acts as an intermediary between the Pawn Shop and consumer using the best technology to streamline borrowing, buying, and bartering transactions through an app on a mobile phone. PawnTrust has established Pawn Partners, which are local Pawn Shops, in which inventory is extrapolated into the PawnTrust Marketplace. This allows the Pawn Shops to immediately and seamlessly have their inventory displayed nationally. PawnTrust works like an amplifier. Many of these local stores do not have a web presence nor capital to market their inventory on a national basis. By leveraging the PawnTrust national marketplace the local store can create incremental sales from a wider range of buyers.

Capital Formation

4. We note your disclosure that “[t]here is no preferred stock.” It appears from your disclosure under Item 1 of the registration statement, however, that there was a single share of Series A Preferred issued and outstanding as of March 31, 2025. We also note your disclosure on page F-6, reflecting that, on May 3, 2024, “the company filed an amendment to create a class of Series A preference share @ 0.001 per share,” and your exhibits, reflecting designation of the “Series A Preferred stock.” Please revise, or advise.

Current Version:

Superstar Platforms Inc.- Shareholders’ Equity Capital Formation

The issuer was incorporated in the State of Nevada in 2002 as Simplagene USA Inc. and was known by that name until 2005. The Company operated as Dinewise Inc. until March 2025 when it changed its name to Superstar Platforms Inc. As of July 3, 2025, The Company was authorized to issue 1,000,000,000 of common stock with 180,147,046 issued and outstanding. The company has issued 5,415,090 since the Quarterly Report for the period ending March 31, 2025, was filed. In 2022, the Company issued 34,000,000 shares for debt conversions. In 2023, the Company issued 13,000,000 shares for debt conversion. In 2024, the Company issued 17,000,000 for debt conversions. There is no preferred stock.

Amended Version

The issuer was incorporated in the State of Nevada in 2002 as Simplagene USA Inc. and was known by that name until 2005. The Company operated as Dinewise Inc. until March 2025 when it changed its name to Superstar Platforms Inc. As of August 5, 2025, The Company was authorized to issue 1,000,000,000 of common stock with 180,147,046 issued and outstanding. The Company issued 3,907,945 0 in the Quarter that ended June 30, 2025.. In the first quarter of 2025, which ended March 31, 2025, the Company issued 5,415,090 shares. In 2022, the Company issued 34,000,000 shares for debt conversions. In 2023, the Company issued 13,000,000 shares for debt conversion. In 2024, the Company issued 17,000,000 for debt conversions. There are 10,000 shares of Preferred Shares with 9,999 shares of Preferred B shares and 1 share of Series A stock. The Preferred Shares are held by Christina Farr-Moore, the CEO.

ITEM 4-Security Ownership of Certain Beneficial Owners and Management.

5. We note your revised disclosure in response to prior comment 6 and reissue in part. Please provide additional information regarding MacFund Holdings, including its address and relationship between MacFund Holdings and Christina Moore, or advise.

Current version:

	Name of Beneficial	No. Shares in Class	% of	Total % of
Title of Class	Owner	Owned	Ownership	Voting Power
Common stock	MacFund Holdings	100,000,000	55.51%	55.51%
	Christina Moore aka
	Christina Farr

Amended version:

	Name of Beneficial	No. Shares in Class	% of	Total % of
Title of Class	Owner	Owned	Ownership	Voting Power
Common stock	MacFund Holdings	100,000,000	55.51%	55.51%
	Christina Moore aka
	Christina Farr 586 Cobb Parkway S Suite 900, Marietta, GA 30060 Christina Farr is the spouse of Michael Farr, and the Sister in Law of of Mel Farr, Jr. Ms. Farr is the CEO and CFO of the Company.

ITEM 5. Directors and Executive Officers

5. We note your revised disclosure in response to our prior comment 7 and reissue. Please revise this section generally to provide the information called for by Item 401 of Regulation S-K, including all positions and offices with the registrant held by each director and executive officer, and business experience during the past five years of each director and executive officer.

Current version:

Directors and Executive Officers

The following table sets forth the names and ages of our initial directors and executive officers who currently serve on the Board of Directors for Superstar Platforms Inc. Directors will be elected annually.

Name	Age	Position
Michael Farr		Director, Chair
Mel Farr, Jr.		Director
Christina Farr		Director
Andre Ware		Director
James Washington		Director
Tanja Oquendo		Director
Steve Rayman		Director
Darryl Jackson		Director
Venkata Ramana Ganne		Director
Mel Farr, Sr.		Director Emeritus

There are no agreements with respect to electing directors. Each director shall serve until his successor is elected at our Annual Meeting of Shareholders and is qualified, subject to removal by Superstar Platforms Inc.’s shareholders. The Board of Directors appoints officers annually and each executive officer serves at the discretion of the Board of Directors. Superstar Platforms Inc. does not have any standing board committees currently, and due to its small size does not believe that committees are necessary currently. As of the date of this filing our two directors fulfill the duties of the audit committee. None of the directors held any directorships during the past five years in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of such act, or of any company registered as an investment company under the Investment Company Act of 1940.

Michael Farr-Director-Chairman

Michael Farr, known as the “Third Down Receiver” helped lead the 1991 Detroit Lions to their best season in franchise history. He led the team in receptions during their only playoff win in the Super Bowl era and had a standout performance in the NFC Championship game. Winning has always been a part of Mike’s journey—from an undefeated little league team coached by his father, Mel Farr Sr., to lead Brother Rice High School to the 1985 Michigan State Championship. That winning stance followed at U.C.L.A where Mike played in four consecutive New Year’s Day bowl games, and setting the single-season reception record with 66catches from Troy Aikman—all while graduating with first honors. Mike transitioned into the automotive industry, partnering with his father at Mel Farr Automotive Group. As General Manager of Mel Farr Ford, he helped double sales from $200M to $596M, making it the largest African American-owned business in the U.S. He further engaged in asset back credit facility that financed over $50 million in auto loans. His underwriting metrics from the 1990s are still being used successfully today.

Mel Farr, Jr. -Director

Mel Farr Jr. excelled both academically and athletically at Brother Rice High School, leading his team to a 1984 Michigan State Championship before earning a scholarship to UCLA, where he played in the 1986 Rose Bowl and later joined the NFL, playing for the Denver Broncos and Los Angeles Rams. Transitioning into the automotive industry, he revitalized struggling dealerships, helping Mel Farr Automotive Group become the largest African American-owned business in the U.S. in 1998. He later co-founded Second Chance Motors, expanding it to nine locations in three states, and now oversees finance operations in Marietta. Committed to giving back, he co-founded the Mel Farr Superstar Foundation, providing underrepresented high school athletes opportunities to earn college scholarships through the Georgia Showcase football camp.

Christina Farr-Director

Christina Farr is a seasoned financial professional with experience in banking, lending, and asset management. She began her career at Fifth Third Bank as a Customer Service Representative, where her exceptional service earned her the Premier President’s Award. She later transitioned to Finance Director at SCM Credit, where her expertise in loan auditing and collections led her to acquire over $11 million in non-performing assets, successfully turning 65% into performing loans before selling the company to a major collection agency at a five-times multiple. As a key leader in a captive finance company spanning four states and 14locations, Christina developed and managed underwriting metrics, maintained a 92% collection rate on below-subprime loans, and processed over $50 million in funding with an impressive 2.7-day average contract in transit time. Demonstrating her entrepreneurial acumen, she also launched a pawn business from the ground up, growing it to over $500,000 in revenue within three years. Christina’s proven record in finance, operations, and asset management showcases her ability to drive profitability and operational excellence.

Andre Ware-Director

Andre Ware is a former professional football quarterback and a respected sports analyst. He made history as the first African American quarterback to win the Heisman Trophy and was also honored with the Davey O’Brien Award. At the University of Houston, Ware led one of the most explosive offenses in college football history, setting multiple NCAA records in 1989. Selected seventh overall in the 1990 NFL Draft by the Detroit Lions, he went on to play in the NFL, CFL, and NFL Europe. After his playing career, Ware transitioned into broadcasting, becoming a college football analyst for ESPN and a radio commentator for the Houston Texans. In recognition of his impact on the game, he was inducted into the College Football Hall of Fame in2004. Today, Ware remains a highly regarded voice in football analysis. Mr. Ware brings am extensive list of contacts that will allow the Company to access capital, influence, and experienced personnel

James Washington-Director

James Washington, a two-time Super Bowl Champion with the Dallas Cowboys, built a legacy of excellence both on and off the field. As the President of the NFL Alumni Southern California Chapter, he plays a pivotal role in supporting former players and driving community initiatives. Beyond his football career, James is deeply committed to philanthropy. He founded Shelter37, a nonprofit organization dedicated to empowering at-risk youth in Southern California, providing them with opportunities for growth and success. James has also cultivated a passion for winemaking, developed through extensive travels to vineyards and immersive experiences in wine tasting. His appreciation for fine wine ultimately led him to an exciting new venture in that industry. With the same dedication and drive that defined his football career, James continues to make an impact—whether in sports, community service, or the world of wine. Mr. Washington brings am extensive list of contacts that will allow the Company to access capital, influence, and experienced personnel

Tanja Oquendo-Director

Tanja Oquendo is an accomplished executive with extensive experience spanning healthcare, distribution, direct sales, financial services, and education in both domestic and global markets. With a juris doctorate and a strong background in human resources and administration, she has built a reputation as a trusted advisor and strategic leader. Tanja has successfully led high-revenue projects, optimized corporate operations, and driven value capture initiatives totaling nearly $25 million. She has spearheaded workforce planning strategies, enhanced executive compensation models, and implemented culture-shaping programs that improved engagement, retention, and organizational performance. Tanja brings a wealth of expertise in governance, business development, and strategic planning, making her an asset to any industry.

Steve Rayman-Director

Steve Rayman, a Chicago native, is a prominent figure in the automotive industry with a career that spans nearly four decades. Since 1985, he has proudly served the greater Atlanta area as the owner of Steve Rayman Chevrolet, which has grown into one of the largest and most respected Chevrolet dealerships in the region. Known for his unwavering commitment to customer satisfaction, Steve has dedicated his career to meeting the automotive needs of his community while ensuring a trustworthy and reliable experience for every customer. His influence extends beyond Atlanta, having owned and operated successful dealerships across Georgia, North Carolina, and Florida, further solidifying his reputation across the Southeastern United States. His leadership has earned his dealerships recognition for excellence in sales, service, and operations, all built on a foundation of ethical business practices. Beyond his professional success, Steve is actively involved in community initiatives, demonstrating his deep commitment to giving back. His journey—from his roots in Chicago to becoming a leader in the Southeast’s automotive landscape—exemplifies his entrepreneurial spirit, passion for service, and dedication to excellence.

Darryl Jackson-Director

Daryl Jackson is a seasoned entrepreneur and influential leader in the automotive industry with a distinguished record in vehicle sales and finance. As the owner and CEO of AMS Financial Group, a privately held automotive sales, leasing, and financial holding company operating throughout North and South Carolina, he has led the growth of a regional powerhouse that includes a network of used car dealerships under the Crown Auto Sales brand and its finance division, AMS Financial Group. Mr. Jackson serves on the board of the Carolina Independent Dealers Association and is a longtime 20 Group Fixture with the National Independent Automobile Dealers Association(NIADA, where he plays a key where he plays a key role in shaping polices that support independent dealers nationwide. A proud graduate of Wingate University and former baseball letterman, Mr. Jackson is deeply committed to business excellence, industry advocacy and community development.

Venkata Ramana Ganne-Director

A seasoned entrepreneur with over 25 years of experience in the technology industry. Throughout his career, he has been instrumental in founding and scaling multiple IT companies, consistently delivering value through innovation and strategic leadership. With deep expertise in IT solutions and project execution, Venkata has successfully partnered with global clients to implement cutting-edge technologies that drive digital transformation and sustainable growth. His unique blend of technical acumen and business insight has positioned him as a trusted leader in navigating complex, ever-evolving tech landscapes. A visionary at heart, Venkata continues to lead with purpose—building agile teams, fostering innovation, and shaping the future of IT with a commitment to excellence and impact.

Mel Farr, Sr-Director Emeritus

Mel Farr, Sr. was a trailblazing athlete, successful entrepreneur, and visionary leader whose legacy left an indelible mark on sports, business, and the automotive industry. A native of Beaumont, Texas, Farr excelled in football, basketball, baseball, and track at Hebert High School before continuing his athletic career at UCLA. As a two-time All-American and key member of UCLA’s legendary “Dream Backfield.” Farr helped lead the Bruins to a historic victory in the1966 Rose Bowl and finished seventh in Heisman Trophy voting. Drafted in the first round by the Detroit Lions, Farr earned NFL Offensive Rookie of the Year honors in 1967, alongside his teammate Lem Barney, who won Defensive Rookie of the Year—marking the first time in NFL history that teammates swept both awards. Farr and Barney also made cultural history, providing background vocals on Marvin Gaye’s iconic hit “What’s Going On” earning them Gold Record status. After retiring from football, Farr completed his degree and transitioned to entrepreneurship, acquiring a struggling Ford dealership and turning it into a powerhouse. By 1999, Mel Farr Automotive Group was the largest Black-owned business in the United States and the 33rdlargest auto dealership group in the country, generating over $596 million in annual sales. His success earned him national recognition, including being honored by President Jimmy Carter at the White House, where Farr stood out as the youngest business leader in attendance. Mel Farr renowned for his marketing ingenuity, coined the iconic slogan “Mel Farr Superstar for a Farr Better Deal” with its timeless jingle still widely recognized today. Committed to creating opportunities for others, Farr founded the Black Ford Lincoln Mercury Dealer Association and played a key role in establishing the Ford Minority Dealer Program, opening doors for greater diversity and inclusion in automotive ownership. Farr had a relentless drive to create a platform that would empower others to succeed. A UCLA Athletic Hall of Fame inductee and emeritus board member of the National Association of Minority Automobile Dealers, Farr’s impact extended far beyond business. His commitment to community, his pioneering leadership, and his unwavering belief in economic empowerment continue to shape the industry today. Mel Farr, Sr. a true Superstar.

Amended Version:

Directors and Executive Officers

The following table sets forth the names and ages of our initial directors and executive officers who currently serve on the Board of Directors for Superstar Platforms Inc. Directors will be elected annually.

Name	Age	Position
Michael Farr	57	Director, Chair
Mel Farr, Jr.	58	Director-
Christina Farr	49	Director-CEO
Andre Ware	57	Director
James Washington	60	Director
Tanja Oquendo	58	Director
Steve Rayman	71	Director
Darryl Jackson	66	Director

Michael Farr is married to Christina Farr and is the brother of Mel Farr, Jr.

Christina Farr is married to Michael Farr and is the sister in law of Mel Farr, Jr.

Mel Farr, Jr is the brother of Mel Farr, Jr., and the brother in law of Christina Farr.

In the last ten years, none of the directors have filed for bankruptcy, nor have been convicted in a criminal proceeding or was a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses).

None of the directors was the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities: (i) Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity; (ii) Engaging in any type of business practice; or (iii) Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws.

In the last ten years, none of the directors were the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (f)(3)(i) of this section, or to be associated with persons engaged in any such activity.

In the last ten years, none of the directors were found by a court of competent jurisdiction in a civil action or by the Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated.

In the last ten years, none of the directors were found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended, or vacated.

In the last ten years, none of the directors were the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: (i) Any Federal or State securities or commodities law or regulation; or (ii) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity.

In the last ten years, none of the directors were the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

There are no agreements with respect to electing directors. Each director shall serve until his successor is elected at our Annual Meeting of Shareholders and is qualified, subject to removal by Superstar Platforms Inc.’s shareholders. The Board of Directors appoints officers annually and each executive officer serves at the discretion of the Board of Directors. Superstar Platforms Inc. does not have any standing board committees currently, and due to its small size does not believe that committees are necessary currently. As of the date of this filing our two directors fulfill the duties of the audit committee. None of the directors held any directorships during the past five years in any company with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of such act, or of any company registered as an investment company under the Investment Company Act of 1940.

Michael Farr-Age 57-Director-Chairman

Michael Farr, known as the “Third Down Receiver” helped lead the 1991 Detroit Lions to their best season in franchise history. He led the team in receptions during their only playoff win in the Super Bowl era and had a standout performance in the NFC Championship game. Winning has always been a part of Mike’s journey—from an undefeated little league team coached by his father, Mel Farr Sr., to lead Brother Rice High School to the 1985 Michigan State Championship. That winning stance followed at U.C.L.A where Mike played in four consecutive New Year’s Day bowl games, and setting the single-season reception record with 66catches from Troy Aikman—all while graduating with first honors. Mike transitioned into the automotive industry, partnering with his father at Mel Farr Automotive Group. As General Manager of Mel Farr Ford, he helped double sales from $200M to $596M, making it the largest African American-owned business in the U.S. He further engaged in asset back credit facility that financed over $50 million in auto loans. His underwriting metrics from the 1990s are still being used successfully today.

Mel Farr, Jr. Age 58-Director

Mel Farr Jr. excelled both academically and athletically at Brother Rice High School, leading his team to a 1984 Michigan State Championship before earning a scholarship to UCLA, where he played in the 1986 Rose Bowl and later joined the NFL, playing for the Denver Broncos and Los Angeles Rams. Transitioning into the automotive industry, he revitalized struggling dealerships, helping Mel Farr Automotive Group become the largest African American-owned business in the U.S. in 1998. He later co-founded Second Chance Motors, expanding it to nine locations in three states, and now oversees finance operations in Marietta. Committed to giving back, he co-founded the Mel Farr Superstar Foundation, providing underrepresented high school athletes opportunities to earn college scholarships through the Georgia Showcase football camp.

Christina Farr- Age 49-Director, CEO

Christina Farr is a seasoned financial professional with experience in banking, lending, and asset management. She began her career at Fifth Third Bank as a Customer Service Representative, where her exceptional service earned her the Premier President’s Award. She later transitioned to Finance Director at SCM Credit, where her expertise in loan auditing and collections led her to acquire over $11 million in non-performing assets, successfully turning 65% into performing loans before selling the company to a major collection agency at a five-times multiple. As a key leader in a captive finance company spanning four states and 14locations, Christina developed and managed underwriting metrics, maintained a 92% collection rate on below-subprime loans, and processed over $50 million in funding with an impressive 2.7-day average contract in transit time. Demonstrating her entrepreneurial acumen, she also launched a pawn business from the ground up, growing it to over $500,000 in revenue within three years. Christina’s proven record in finance, operations, and asset management showcases her ability to drive profitability and operational excellence.

Andre Ware-Age 57-Director

Andre Ware is a former professional football quarterback and a respected sports analyst. He made history as the first African American quarterback to win the Heisman Trophy and was also honored with the Davey O’Brien Award. At the University of Houston, Ware led one of the most explosive offenses in college football history, setting multiple NCAA records in 1989. Selected seventh overall in the 1990 NFL Draft by the Detroit Lions, he went on to play in the NFL, CFL, and NFL Europe. After his playing career, Ware transitioned into broadcasting, becoming a college football analyst for ESPN and a radio commentator for the Houston Texans. In recognition of his impact on the game, he was inducted into the College Football Hall of Fame in2004. Today, Ware remains a highly regarded voice in football analysis. Mr. Ware brings am extensive list of contacts that will allow the Company to access capital, influence, and experienced personnel

James Washington-Age 60-Director

James Washington, a two-time Super Bowl Champion with the Dallas Cowboys, built a legacy of excellence both on and off the field. As the President of the NFL Alumni Southern California Chapter, he plays a pivotal role in supporting former players and driving community initiatives. Beyond his football career, James is deeply committed to philanthropy. He founded Shelter37, a nonprofit organization dedicated to empowering at-risk youth in Southern California, providing them with opportunities for growth and success. James has also cultivated a passion for winemaking, developed through extensive travels to vineyards and immersive experiences in wine tasting. His appreciation for fine wine ultimately led him to an exciting new venture in that industry. With the same dedication and drive that defined his football career, James continues to make an impact—whether in sports, community service, or the world of wine. Mr. Washington brings am extensive list of contacts that will allow the Company to access capital, influence, and experienced personnel

Tanja Oquendo-Age 58-Director

Tanja Oquendo is an accomplished executive with extensive experience spanning healthcare, distribution, direct sales, financial services, and education in both domestic and global markets. With a juris doctorate and a strong background in human resources and administration, she has built a reputation as a trusted advisor and strategic leader. Tanja has successfully led high-revenue projects, optimized corporate operations, and driven value capture initiatives totaling nearly $25 million. She has spearheaded workforce planning strategies, enhanced executive compensation models, and implemented culture-shaping programs that improved engagement, retention, and organizational performance. Tanja brings a wealth of expertise in governance, business development, and strategic planning, making her an asset to any industry.

Steve Rayman-Age 71-Director

Steve Rayman, a Chicago native, is a prominent figure in the automotive industry with a career that spans nearly four decades. Since 1985, he has proudly served the greater Atlanta area as the owner of Steve Rayman Chevrolet, which has grown into one of the largest and most respected Chevrolet dealerships in the region. Known for his unwavering commitment to customer satisfaction, Steve has dedicated his career to meeting the automotive needs of his community while ensuring a trustworthy and reliable experience for every customer. His influence extends beyond Atlanta, having owned and operated successful dealerships across Georgia, North Carolina, and Florida, further solidifying his reputation across the Southeastern United States. His leadership has earned his dealerships recognition for excellence in sales, service, and operations, all built on a foundation of ethical business practices. Beyond his professional success, Steve is actively involved in community initiatives, demonstrating his deep commitment to giving back. His journey—from his roots in Chicago to becoming a leader in the Southeast’s automotive landscape—exemplifies his entrepreneurial spirit, passion for service, and dedication to excellence.

Darryl Jackson-Age 66 -Director

Daryl Jackson is a seasoned entrepreneur and influential leader in the automotive industry with a distinguished record in vehicle sales and finance. As the owner and CEO of AMS Financial Group, a privately held automotive sales, leasing, and financial holding company operating throughout North and South Carolina, he has led the growth of a regional powerhouse that includes a network of used car dealerships under the Crown Auto Sales brand and its finance division, AMS Financial Group. Mr. Jackson serves on the board of the Carolina Independent Dealers Association and is a longtime 20 Group Fixture with the National Independent Automobile Dealers Association(NIADA, where he plays a key where he plays a key role in shaping polices that support independent dealers nationwide. A proud graduate of Wingate University and former baseball letterman, Mr. Jackson is deeply committed to business excellence, industry advocacy and community development.

Item 6- No Executive Compensation

6. We note your revised disclosure in response to prior comment 8 and reissue in part. Please provide all the information called for by Item 402 of Regulation S-K. among other things, we note your disclosure that “[n]o past officer or director of the Company has received any compensation, and none is due or payable.” This disclosure, however, directly contradicts later disclosure under “DIRECTOR COMPENSATION.”

Current Version:

No past officer or director of the Company has received any compensation, and none is due or payable. Our current sole officer and director, Faxian Qian, does not receive any compensation for the services she renders to the Company, has not received compensation in the past, and does not accrue any compensation pursuant to any agreement with the Company. We currently have no formal written salary arrangement with our sole officer. Mr. Qian may receive a salary or other compensation for services that he provides to the Company in the future. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of the Company’s employees.

Amended Version:

Christina Farr receives $10,000.00 per month in compensation. beginning July 2019. She serves as the President, Secretary and Treasurer of the Company. She will receive a salary of $10,000.00 per month in 2025, Ms. Farr owns 55.5% of the common stock of the Company. She is married to Michael Farr who is Chairman and a director. Ms. Farr is owed $650,000.00 in accrued wages.

Michael Farr, Chairman and Director, began receiving a salary of $10,000.00 per month in November 2024 and will receive a salary of $10,000.00 per month in 2025. Michael Farr is owed $60,000.00 in accrued wages. Michael Farr owns no shares of Company stock.

Mel Farr, Jr., Director, will receive a salary of $8,333.33 in 2025 and is owed $33,336.00 in accrued wages. He is the brother of Michael Farr and the brother-in-law of Christina Farr. He owns 6.66% of the outstanding common shares in the Company.

No other officer or director of the Company has received any compensation, and no one is due or payable. We currently have no formal written salary arrangement with our officers or directors. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of the Company’s employees.

Item 7.Certain Relationships and Related Transactions, and Director Independence

7. Current Version:

We note your revised disclosure in response to prior comment 9 and reissue in part. Please revise to provide the information called for by Item 404 of Regulation S-K

“since the beginning of the registrant’s last fiscal year,” or advise. In this regard, we note the following disclosure on page F-8: “As of December31, 2024 and 2023, the Company’s director had advanced the Company $307,674 and $273,660 respectively to cover the Company’s operating expenses. The related party loan is non-interest bearing, due upon demand and unsecured.” We also note, however, the following disclosures elsewhere in the registration statement: (1) “At December 31, 2024, and 2023, the Company had loans outstanding from one related party in the aggregate amount of $231,000, respectively, which represents amounts loaned to the Company to pay the Company’s expenses of operation.”; and (2) “No other officer or director are owed any funds by Superstar Platforms Inc. currently and have no plans to loan any funds to the Company.” Please revise for consistency and provide the identity of “the Company’s director” and “one related party.”

Current Version:

NOTE4 – RELATED PARTY TRANSACTIONS

In support of the Company’s efforts and cash requirements, it may rely on advances from related parties until such time that the Company can support its operations or attains adequate financing through sales of its equity or traditional debt financing. Amounts represent advances or amounts paid in satisfaction of liabilities. The advances were considered temporary in nature and were not formalized by a promissory note.

As of December 31, 2024 and 2023, the Company’s director had advanced the Company $307,674 and $273,660 respectively to cover the Company’s operating expenses. The related party loan is non-interest bearing, due upon demand and unsecured.

Amended Version

NOTE4 – RELATED PARTY TRANSACTIONS

In support of the Company’s efforts and cash requirements, it may rely on advances from related parties until such time that the Company can support its operations or attains adequate financing through sales of its equity or traditional debt financing. Amounts represent advances or amounts paid in satisfaction of liabilities. The advances were considered temporary in nature and were not formalized by a promissory note.

As of December 31, 2024 and 2023, Michael Farr had advanced the Company $ ,674 and $273,660 respectively to cover the Company’s operating expenses. The related party loan is non-interest bearing, due upon demand and unsecured. The note was transferred from Michael Farr to Mel Farr,Jr. as a gift.

Item 10. Recent Sales of Unregistered Securities

8. We note your revised disclosure in response to prior comment 10 and reissue in part.

Current Version:

We also note the following disclosure: “The company has issued 5,415,090 since the Quarterly Report for the period ending March 31, 2025, was filed. In 2022, the Company issued 34,000,000 shares for debt conversions. In 2023, the Company issued 13,000,000 shares for debt conversion.” Please revise, to the extent applicable, to provide the information called for by Item 701 of Regulation S-K relevant to the above transactions, including the “aggregate amount of consideration received by the registrant,” or advise.

Amended Version:

General:

9. We note your revised disclosure in response to prior comments 1 and 15, and reissue in part. Please further revise to provide a clear picture of your business and current operations. In this regard, we note your continued disclosure that “PawnTrust, Inc . . . engages in small business loans” to others, but no relevant description of the business model is apparent. We also note, regarding relevant risk factors, your reference to “competition from other consulting [sic] and/or lenders,” and statement that “[yo]ur reputation for providing secure information storage and maintaining the confidentiality of proprietary and confidential information is critical to the success of our Company, which hosts client information as a service.” In addition, further revise to provide the information called for by Item 101(h) of Regulation S-K.

Current Version:

Superstar Platforms, a national technology company, is the company that seeks to own and control a diversified portfolio of subsidiaries across various industries. Growth will primarily be driven through strategic acquisitions. Currently Superstar Platforms owns PawnTrust— a specialized marketplace designed exclusively for the approximately 11,000 pawn shops across the country. The online marketplace (www.pawntrust.com) digitizes the inventory using advanced image recognition algorithms to automate item descriptions of the participating pawn shops and markets them on a national scale. The marketplace contains cutting-edge technology that streamlines the borrowing, buying, and bartering transactions typically found at a pawn shop. As of September 30, 2024, PawnTrust, Inc which engages in small business loans to thriving entrepreneurs,. added a marketplace exclusively for Pawn Shops to its business model. PawnTrust acts as an intermediary between the Pawn Shop and consumer using the best technology to streamline borrowing, buying, and bartering transactions through an app on a mobile phone. PawnTrust has established Pawn Partners, which are local Pawn Shops, in which inventory is extrapolated into the PawnTrust Marketplace. This allows the Pawn Shops to immediately and seamlessly have their inventory displayed nationally. PawnTrust works like an amplifier. Many of these local stores do not have a web presence nor capital to market their inventory on a national basis. By leveraging the PawnTrust national marketplace the local store can create incremental sales from a wider range of buyers. These enhancements let consumers experience a frictionless shopping experience on their mobile app that gives them instant access to this nationwide inventory of pawn shops. Not only does this provide a more efficient way for consumers to shop, eliminating the need to visit multiple stores, but it also amplifies the reach of individual pawn shop owners. By joining the PawnTrust- ‘Pawn Partners’ network, shop owners gain access to a broader audience, enhancing their visibility and sales opportunities. This innovative approach aligns customer convenience with business growth, reshaping how people interact with the pawn industry. Consumers that purchase items outside of their local area will have their items conveniently shipped to them. As the intermediary in each transaction, PawnTrust earns a fee on every item sold in the marketplace. Many of these local pawn shops lack an online presence or the capital to market their inventory on a national scale. By bridging this gap, PawnTrust opens opportunities for incremental sales from a wider buying base, effectively transforming the pawn shop and micro-lending industries. This model not only supports local businesses but also extends their reach, driving growth and innovation within the market.

Amended Version:

Current Version:

Our Company faces certain risks, including (i) industry consolidation and a heightened competitive environment, (ii) downward pricing pressure, (iii) technology changes and obsolescence, (iv) failure to protect client information against cyber-attacks and (v) failure to protect IP, which individually or together could cause the financial results and prospects of the Company to decline.

Our Company is facing significant competition from other consulting and/or lenders. There continues to be significant consolidation of companies providing products and services like those offered by our Company, which may provide competitors with greater financial and other resources than those of Superstar Platforms Inc. This industry is subject to significant and rapid innovation. Larger competitors may be able to invest more in research and development, react more quickly to new regulatory or legal requirements and other changes, or innovate more quickly and efficiently.

The software and products of our Company are subject to rapid technological innovation. There is no guarantee that we will successfully develop new versions of our software or other products. Our software may not keep pace with necessary changes and innovation. There is no assurance that new, innovative, or improved software or products will be developed, compete effectively with the software and technology developed and offered by competitors, be price competitive with other companies providing similar software or products, or be accepted by our clients or the marketplace. If Superstar Platforms Inc. is unable to develop and offer competitive software and products or is otherwise unable to capitalize on market opportunities, the impact could adversely affect our operating margins and financial results.

Our reputation for providing secure information storage and maintaining the confidentiality of proprietary and confidential information is critical to the success of our Company, which hosts client information as a service. We may face cyber-based attacks and attempts by hackers and similar unauthorized users to gain access to or corrupt our information technology systems. Such attacks could disrupt our business operations, cause us to incur unanticipated losses or expenses, and result in unauthorized disclosures of confidential or proprietary information. Although we seek to prevent, detect, and investigate these network security incidents, and have taken steps to mitigate the likelihood of network security breaches, there can be no assurance that attacks by unauthorized users will not be attempted in the future or that our security measures will be effective.

We rely on a combination of, trade secrets, confidentiality, and other contractual provisions to protect our assets. Our software and related documentation will be protected principally under United States laws, which afford only limited protection, and the laws of some foreign jurisdictions provide less protection for our proprietary rights than the laws of the U.S. Unauthorized use and misuse of our IP by employees or third parties could have a material adverse effect on our business, financial condition and results of operations. The available legal remedies for unauthorized or misuse of our IP may not adequately compensate us for the damage caused by unauthorized use.

Amended Version:

Our Company faces certain risks, including (i) industry consolidation and a heightened competitive environment, (ii) downward pricing pressure, (iii) technology changes and obsolescence, (iv) failure to protect client information against cyber-attacks and (v) failure to protect IP, which individually or together could cause the financial results and prospects of the Company to decline.

Our Company is facing significant competition from other consultants and/or lenders. There continues to be significant consolidation of companies providing products and services like those offered by our Company, which may provide competitors with greater financial and other resources than those of Superstar Platforms Inc. This industry is subject to significant and rapid innovation. Larger competitors may be able to invest more in research and development, react more quickly to new regulatory or legal requirements and other changes, or innovate more quickly and efficiently.

The software and products of our Company are subject to rapid technological innovation. There is no guarantee that we will successfully develop new versions of our software or other products. Our software may not keep pace with necessary changes and innovation. There is no assurance that new, innovative, or improved software or products will be developed, compete effectively with the software and technology developed and offered by competitors, be price competitive with other companies providing similar software or products, or be accepted by our clients or the marketplace. If Superstar Platforms Inc. is unable to develop and offer competitive software and products or is otherwise unable to capitalize on market opportunities, the impact could adversely affect our operating margins and financial results.

We may face cyber-based attacks and attempts by hackers and similar unauthorized users to gain access to or corrupt our information technology systems. Such attacks could disrupt our business operations, cause us to incur unanticipated losses or expenses, and result in unauthorized disclosures of confidential or proprietary information. Although we seek to prevent, detect, and investigate these network security incidents, and have taken steps to mitigate the likelihood of network security breaches, there can be no assurance that attacks by unauthorized users will not be attempted in the future or that our security measures will be effective.

Item 10. Recent Sales of Unregistered Securities

9. We note your revised disclosure in response to prior comment 10 and reissue in part. We also note the following disclosure: “The company has issued 5,415,090 since the Quarterly Report for the period ending March 31, 2025, was filed. In 2022, the Company issued 34,000,000 shares for debt conversions. In 2023, the Company issued 13,000,000 shares for debt conversion.” Please revise, to the extent applicable, to provide the information called for by Item 701 of Regulation S-K relevant to the above transactions, including the “aggregate amount of consideration received by the registrant,” or advise.

Current Version

Item 10. Recent Sales of Unregistered Securities.

On November 7, 2024, the Company issued 5,000,000 shares of unrestricted common stock to TRG Autofinance for a debt conversion. On March 27,2025, the Company issued 3,000,000 shares to Carlos Diaz for a debt conversation. These securities were not registered under the Securities Act but were issued in reliance upon the exemption from registration contained in Section 4(a)(2) of the Securities Act and by Rule 506 of Regulation D promulgated thereunder as a transaction by an issuer not involving a public offering.

Amended Version:

Item 10. Recent Sales of Unregistered Securities.

Date	Name	# of shares	Amount paid	Price Per Share	Reason	Exemption

5/3/2022	Mel Farr, Jr	12,000,000	$0	$0.00	Debt Conversion	Rule144
11/11/2022	Venkateswarlu Garikapati	10,000,000	$0	$0.00	Services	Rule 144
4/16/2024	Tonja Oquendo	12,000,000	$500,000	$0.04	Debt conversion	Rule 144
11/7/2024	TRG Auto Finance	5,000,000	$5,000	$0.00	Debt Conversion	Rule 144
2/10/2025	Samuel Wells	95,239	$2,000	$0.02	Direct Company Sale	Rule 144
2/11/2025	Amber McAffee	476,191	$10,000	$0.02	Direct Company Sale	Rule 144
2/11/2025	Cathy Lance	166,667	$3,500	$0.02	Direct Company Sale	Rule 144
2/11/2025	Wade McAffee	119,048	$2,500	$0.02	Direct Company Sale	Rule 144
3/8/2025	Richard Brookfield	60,000	$3,000	$0.05	Direct Company Sale	Rule 144
3/8/2025	Deante Brumfield	30,000	$1,500	$0.05	Direct Company Sale	Rule 144
3/9/2025	Miranda Allen	20,000	$1,000	$0.05	Direct Company Sale	Rule 144
3/17/2025	Rebecca Wells	40,000	$2,000	$0.05	Direct Company Sale	Rule 144
3/27/2025	Carlos Diaz	3,000,000	$50,000	$0.02	Direct Company Sale	Rule 144
4/7/2025	Bruce Hebel	2,000,000	$0	$0.00	Gift	Rule 144
4/14/2025	James Washington	500,000	$10,000	$0.02	Direct Company Sale	Rule 144
4/24/2025	Chris Naffky	236,096	$5,000	$0.02	Direct Company Sale	Rule 144
4/25/2025	Robert Bennett	200,401	$10,000	$0.05	Direct Company Sale	Rule 144
4/25/2025	Eric Walker	200,401	$10,000	$0.05	Direct Company Sale	Rule 144
4/30/2025	Wayne Miller	250,000	$19,500	$0.08	Direct Company Sale	Rule 144
5/5/2025	Dayton Greaves	20,000	$1,000	$0.05	Direct Company Sale	Rule 144
5/9/2025	Johnny Walker	20,000	$1,000	$0.05	Direct Company Sale	Rule 144
5/12/2025	Alissa Wells	238,095	$5,000	$0.02	Direct Company Sale	Rule 144
5/12/2025	Susan Wells	238,095	$5,000	$0.02	Direct Company Sale	Rule 144
5/12/2025	Lolita Smith	142,857	$3,000	$0.02	Direct Company Sale	Rule 144
5/12/2025	Braden Smith	110,000	$5,500	$0.05	Direct Company Sale	Rule 144
6/9/2025	Duke Hale	250,000	$19,500	$0.08	Direct Company Sale	Rule 144
Venkateswarlu Garikapati shares were canceled due to non-performance

Total	47,413,090	$675,000

Company issued 3,907,945 shares of common stock in the Quarter that ended June 30, 2025. In the first quarter of 2025, which ended March 31, 2025, the Company issued 5,415,090 shares. In 2022, the Company issued 34,000,000 shares for debt conversions. In 2023, the Company issued 13,000,000 shares for debt conversion. In 2024, the Company issued 17,000,000 for debt conversions. These securities were not registered under the Securities Act but were issued in reliance upon the exemption from registration contained in Section 4(a)(2) of the Securities Act and by Rule 506 of Regulation D promulgated there under as a transaction by an issuer not involving a public offering.

General

10. We note your revised disclosure in response to prior comments 1 and 15, and reissue in part. Please further revise to provide a clear picture of your business and current operations. In this regard, we note your continued disclosure that “PawnTrust, Inc engages in small business loans” to others, but no relevant description of the business model is apparent. We also note, regarding relevant risk factors, your reference to “competition from other consulting [sic] and/or lenders,” and statement that “[yo]ur reputation for providing secure information storage and maintaining the confidentiality of proprietary and confidential information is critical to the success of our Company, which hosts client information as a service.” In addition, further revise to provide the information called for by Item 101(h) of Regulation S-K.

Amended version:

All references to Pawntrust as a lender were eliminated throughout the Registration Statement.

Sincerely,

Stephen Mills, Esq.